SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

March 11, 2016

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Sarmiento 447

Buenos Aires C1 1041

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-    N/A

BANCO MACRO S.A.

Financial Statements as of December 31, 2015,

together with the Independent Auditor´s Report

CONTENTS

•	Independent Auditor´s Report
•	Cover
•	Balance sheets
•	Statements of income
•	Statements of changes in shareholders’ equity
•	Statements of cash flows
•	Notes to the financial statements
•	Exhibits A through L, N and O
•	Consolidated balance sheets
•	Consolidated statements of income
•	Consolidated statements of cash flows
•	Consolidated statements of debtors by situation
•	Notes to the consolidated financial statements with subsidiaries
•	Earnings distribution proposal

INDEPENDENT AUDITORS’ REPORT

To the Directors of

BANCO MACRO S.A.

Registered office: Sarmiento 447

Buenos Aires City

I.	Report on the financial statements

Introduction

1.	We have audited (a) the accompanying financial statements of BANCO MACRO S.A. (“the Bank”) and (b) the accompanying consolidated financial statements of BANCO MACRO S.A. and its subsidiaries, which comprise the related balance sheets as of December 31, 2015, and the statements of income, changes in shareholders’ equity and cash flows and cash equivalents for the fiscal year then ended, and (c) a summary of the significant accounting policies and additional explanatory information.

Responsibility of the Bank’s Management and Board in connection with the financial statements

2.	The Bank’s Management and Board of Directors are in charge of the preparation and fair presentation of these financial statements in accordance with the accounting standards set forth by the BCRA (Central Bank of Argentina) and are also in charge of performing the internal control procedures that they may deem necessary to allow for the preparation of financial statements that are free from material misstatement, either due to error or irregularities.

Auditor’s responsibility

3.	Our responsibility is to express an opinion on the accompanying financial statements based on our audit. We have performed our work in conformity with the auditing standards established by FACPCE (Argentine Federation of Professional Councils in Economic Sciences) Technical Resolution No. 37 and with the “Minimum standards on external audits” issued by the BCRA. Such standards require that we comply with the ethical requirements and that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement.

An audit comprises the application of procedures to obtain judgmental evidence regarding figures and the information disclosed in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of risks of material misstatement of the financial statements, whether due to error or irregularities. In making these risk assessments, the auditor considers the Bank’s internal control relevant to the preparation and fair presentation of the financial statements in order to design the appropriate audit procedures in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Bank’s control system. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of the accounting estimates made by the Bank’s Board of Directors and Management, as well as evaluating the overall presentation of the financial statements.

We believe that the judgmental evidence we have obtained is sufficient and appropriate for our audit opinion.

Opinion

4.	In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of BANCO MACRO S.A. and its subsidiaries as of December 31, 2015, and the results of operations and cash flows for the year then ended, in conformity with BCRA standards.

Emphasis on certain issues disclosed in the financial statements

5.	Attention should be paid to note 5 to the accompanying stand-alone financial statements describing and quantifying the main differences in measurement criteria resulting from comparing BCRA accounting standards used in preparing the accompanying financial statements and the Argentine professional accounting standards effective in Buenos Aires City. This issue does not modify the opinion expressed in paragraph 4, but the differences identified should be taken into account by those using the abovementioned professional accounting standards to interpret the accompanying financial statements.

6.	As further explained in note 26. to the accompanying stand-alone financial statements, certain accounting practices used by the Bank to prepare the accompanying financial statements conform with the accounting standards established by the BCRA but may not conform with the accounting principles generally accepted in other countries.

II.	Report on other legal and regulatory requirements

In compliance with current legal requirements, we further report that:

a)	The financial statements mentioned in paragraph 1 have been transcribed into the “Inventory and Financial Statements” book of BANCO MACRO S.A. and, in our opinion, were prepared in all material respects, in conformity with the applicable Argentine Business Associations Law provisions and CNV (Argentine Securities Commission) regulations.

b)	The financial statements of BANCO MACRO S.A. result from books kept, in their formal respects, in conformity with current regulations and in conformity with the provisions of CNV Resolutions Nos. 1,032/EMI and 1,996/EMI dated March 17, and May 20, 2004, respectively.

c)	As of December 31, 2015, the liabilities accrued in employee and employer contributions to the Integrated Pension Fund System, as recorded in the Bank’s books, amounted to Ps. 65,254,346, none of which was due and payable as of that date.

d)	We have applied in our audit to the stand-alone financial statements of BANCO MACRO S.A. the anti-money laundering and anti-terrorism financing procedures set forth in the current professional standards.

e)	As stated in note 17.1 to the accompanying individual financial statements, the Bank carries shareholders’ equity and a contra account to eligible assets that exceed the minimum amounts required by relevant CNV regulations for these items as of December 31, 2015.

f)	During the year ended December 31, 2015, we invoiced fees for auditing services rendered to BANCO MACRO S.A., which represent 97% of total invoicing to the Bank for any item, 77% of total auditing services invoiced to the Bank and its subsidiaries, and 76% of total invoicing to the Bank and its subsidiaries for any item.

Buenos Aires City,

February 17, 2016

PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 – Fo. 13

NORBERTO M. NACUZZI
Partner
Certified Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. Vol. 196 – Fo. 142

FINANCIAL STATEMENTS AS OF

December 31, 2015

BUSINESS NAME: Banco Macro SA

REGISTERED OFFICE: Sarmiento 447 – City of Buenos Aires

CORPORATE PURPOSE AND MAIN BUSINESS: Commercial bank

BCRA (CENTRAL BANK OF ARGENTINA): Authorized as “Argentine private bank” under No. 285.

REGISTRATION WITH THE PUBLIC REGISTRY OF COMMERCE: Under No. 1,154 - By-laws book No. 2,

Folio 75 dated March 8, 1967

EXPIRATION OF ARTICLES OF INCORPORATION: March 8, 2066

REGISTRATION WITH THE IGJ (BUSINESS ASSOCIATIONS REGULATORY AGENCY): Under No. 9,777 – Corporations Book No. 119 Volume A, dated October 8, 1996.

SINGLE TAX IDENTIFICATION NUMBER: 30-50001008-4

REGISTRATION DATES OF AMENDMENTS TO BY-LAWS:

August 18, 1972, August 10, 1973, July 15, 1975, May 30, 1985, September 3, 1992, May 10, 1993, November 8, 1995, October 8, 1996, March 23, 1999, September 6, 1999, June 10, 2003, December 17, 2003, September 14, 2005, February 8, 2006, July 11, 2006, July 14, 2009, November 14, 2012, August 2, 2014.

BALANCE SHEETS

AS OF DECEMBER 31, 2015 AND 2014

(Translation of financial statements originally issued in Spanish - See Note 26)

(Figures stated in thousands of pesos)

		12/31/2015	12/31/2014
ASSETS

A.	CASH
	Cash on hand	4,785,578	3,829,909
	Due from banks and correspondents
	Central Bank of Argentina	11,255,835	8,701,883
	Local Other	16,683	17,568
	Foreign	1,064,995	582,887
	Other	813	535
		17,123,904	13,132,782

B.	GOVERNMENT AND PRIVATE SECURITIES (Exhibit A)
	Holdings booked at market value	3,201,631	2,606,409
	Holdings booked at amortized cost	1,003,293	332,061
	Instruments issued by the Central Bank of Argentina	7,584,005	5,199,976
	Investments in listed private securities	1,127,399	776,655
		12,916,328	8,915,101

C.	LOANS (Exhibits B, C and D)
	To the non-financial government sector	747,994	604,391
	To the financial sector
	Interfinancing (granted call)
	Other financing to Argentine Financial Institutions	67,010	107,657
	Accrued interest, adjustments, foreign exchange and quoted price differences receivable	181	1,043
	To the non-financial private sector and foreign residents
	Overdrafts	4,532,208	3,230,037
	Documents	6,460,989	4,598,728
	Mortgage loans	3,316,169	2,290,152
	Pledge loans	2,083,730	1,786,490
	Personal loans	19,522,734	13,457,356
	Credit cards	13,747,252	8,501,522
	Other (Note 7.1.)	6,980,773	5,720,144
	Accrued interest, adjustments, foreign exchange and quoted price differences receivable	1,066,409	749,125
	less: Unearned discount	(344,887)	(203,744)
	less: Allowances (Exhibit J)	(1,355,295)	(1,083,760)
		56,825,267	39,759,141

Jorge H. Brito
Chairperson

BALANCE SHEETS

AS OF DECEMBER 31, 2015 AND 2014

(Translation of financial statements originally issued in Spanish - See Note 26)

(Figures stated in thousands of pesos)

		12/31/2015	12/31/2014

D.	OTHER RECEIVABLES FROM FINANCIAL INTERMEDIATION
	Central Bank of Argentina	1,431,811	695,631
	Amounts receivable from spot and forward sales pending settlement	42,516	198,564
	Securities and foreign currency receivables from spot and forward purchases pending settlement (Exhibit O)	119,752	299,209
	Unlisted corporate bonds (Exhibits B, C and D)	444,127	448,167
	Receivables from forward transactions without delivery of underlying asset		136,613
	Other receivables not covered by debtors classification standards (Note 7.2.)	412,548	401,664
	Other receivables covered by debtors classification standards (Exhibits B, C and D)	159,998	163,482
	Accrued interest receivables covered by debtors classification standards (Exhibit B, C and D)	186	668
	less: Allowances (Exhibit J)	(231,490)	(231,346)
		2,379,448	2,112,652

E.	RECEIVABLES FROM FINANCIAL LEASES (Exhibits B, C and D)
	Receivables from financial leases	440,257	391,841
	Accrued interest and adjustments	6,768	5,191
	less: Allowances (Exhibit J)	(5,312)	(4,456)
		441,713	392,576

F.	INVESTMENTS IN OTHER COMPANIES (Exhibit E)
	In financial institutions	1,739,354	1,205,308
	Other	207,895	125,142
	less: Allowances (Exhibit J)	(568)	(609)
		1,946,681	1,329,841

G.	OTHER RECEIVABLES
	Receivables from sale of assets (Exhibits B, C and D)	36	2,804
	Other (Note 7.3.)	911,588	566,668
	Accrued interest and adjustments on receivable from sales of assets (Exhibits B, C and D)	1	160
	Other accrued interest and adjustments receivable		14
	less: Allowances (Exhibit J)	(4,459)	(5,180)
		907,166	564,466

H.	BANK PREMISES AND EQUIPMENT, NET (Exhibit F)	1,073,274	829,804

I.	OTHER ASSETS (Exhibit F)	1,384,182	800,913

J.	INTANGIBLE ASSETS (Exhibit G)
	Goodwill	30,684	44,736
	Organization and development costs	437,939	344,667
		468,623	389,403

K.	ITEMS PENDING ALLOCATION	11,783	12,359

TOTAL ASSETS		95,478,369	68,239,038

Jorge H. Brito
Chairperson

BALANCE SHEETS

AS OF DECEMBER 31, 2015 AND 2014

(Translation of financial statements originally issued in Spanish - See Note 26)

(Figures stated in thousands of pesos)

		12/31/2015	12/31/2014
LIABILITIES

L.	DEPOSITS (Exhibits H and I)
	From the non-financial government sector (Note 7.4.)	6,285,628	5,580,418
	From the financial sector	40,133	38,663
	From the non-financial private sector and foreign residents
	Checking accounts	11,599,047	10,380,946
	Savings accounts	14,355,473	10,184,033
	Time deposits	33,145,708	20,424,705
	Investment accounts	544,802	190,503
	Other (Note 7.5.)	1,270,789	1,072,578
	Accrued interest, adjustments, foreign exchange and quoted price differences payable	669,674	342,577
		67,911,254	48,214,423

M.	OTHER LIABILITIES FROM FINANCIAL INTERMEDIATION
	Central Bank of Argentina (Exhibit I)
	Other	11,990	16,835
	International Banks and Institutions (Exhibit I)	97,789	87,858
	Non-subordinated Corporate Bonds (Note 11. and Exhibit I)	1,383,667	909,890
	Amounts payable for spot and forward purchases pending settlement	119,699	274,452
	Securities and foreign currency to be delivered under spot and forward sales pending settlement (Exhibit O)	42,752	213,090
	Financing received from Argentine financial institutions (Exhibit I)
	Interfinancing (received call)	44,000	100,000
	Other financing received from Argentine financial institutions	15,106	20,489
	Accrued interest payable	39	142
	Receivables from forward transactions without delivery of underlying asset	562,123
	Other (Note 7.6. and Exhibit I)	4,777,119	3,724,800
	Accrued interest, adjustments, foreign exchange and quoted price differences payable (Exhibit I)	76,553	65,406
		7,130,837	5,412,962

N.	OTHER LIABILITIES
	Dividends Payable	596,254
	Fees	22,000	10,069
	Other (Note 7.7.)	1,773,725	1,688,295
		2,391,979	1,698,364

O.	PROVISIONS (Exhibit J)	200,104	130,413

P.	SUBORDINATED CORPORATE BONDS (Note 11. and Exhibit I)	1,957,618	1,287,317

Q.	ITEMS PENDING ALLOCATION	10,495	3,742

TOTAL LIABILITIES		79,602,287	56,747,221

SHAREHOLDERS' EQUITY (As per related statement)		15,876,082	11,491,817

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		95,478,369	68,239,038

Jorge H. Brito
Chairperson

BALANCE SHEETS

AS OF DECEMBER 31, 2015 AND 2014

(Translation of financial statements originally issued in Spanish - See Note 26)

(Figures stated in thousands of pesos)

	12/31/2015	12/31/2014
MEMORANDUM ACCOUNTS

DEBIT-BALANCE ACCOUNTS	232,573,382	93,116,336
Contingent	18,864,773	12,956,202
Guarantees received	17,322,405	12,465,903
Other not covered by debtors classification standards	60	126
Contingent debit-balance contra accounts	1,542,308	490,173
Control	207,005,560	75,035,132
Receivables classified as irrecoverable	1,532,222	1,305,187
Other (Note 7.8.)	204,859,843	73,101,887
Control debit-balance contra accounts	613,495	628,058
Derivatives (Exhibit O)	6,703,049	5,125,002
Notional value of put options taken (Note 12.b))	11,821	8,759
Notional value of forward transactions without delivery of underlying asset (Note 12.a))	3,253,734	2,432,466
Derivatives debit-balance contra accounts	3,437,494	2,683,777

CREDIT-BALANCE ACCOUNTS	232,573,382	93,116,336
Contingent	18,864,773	12,956,202
Other guarantees provided covered by debtors classification standards (Exhibits B, C and D)	165,233	113,723
Other guarantees provided not covered by debtors classification standards	137,227	145,861
Other covered by debtors classification standards (Exhibits B, C and D)	1,227,180	219,559
Other not covered by debtors classification standards	12,668	11,030
Contingent credit-balance contra accounts	17,322,465	12,466,029
Control	207,005,560	75,035,132
Checks to be credited	613,495	628,058
Control credit-balance contra accounts	206,392,065	74,407,074
Derivatives (Exhibit O)	6,703,049	5,125,002
Notional value of call options sold (Note 12.c))	138,521	114,479
Notional value of forward transactions without delivery of underlying asset (Note 12.a))	3,298,973	2,569,298
Derivatives credit-balance contra accounts	3,265,555	2,441,225

The accompanying Notes 1 through 26 and exhibits A through L, N, O and the consolidated financial statements are an integral part of these financial statements.

Jorge H. Brito
Chairperson

STATEMENTS OF INCOME

AS OF DECEMBER 31, 2015 AND 2014

(Translation on financial statements originally issued in Spanish - See Note 26)

(Figures stated in thousands of pesos)

		12/31/2015	12/31/2014

A.	FINANCIAL INCOME
	Interest on cash and due from banks	154	126
	Interest on loans to the financial sector	44,326	41,274
	Interest on overdrafts	1,369,021	1,306,231
	Interest on documents	1,130,253	951,558
	Interest on mortgage loans	518,597	458,973
	Interest on pledge loans	372,459	265,527
	Interest on credit card loans	2,416,101	1,758,008
	Interest on financial leases	83,851	77,168
	Interest on other loans (Note 7.9.)	7,632,188	5,426,597
	Net income from government and private securities (Note 7.10.)	3,668,883	1,825,312
	Interest on other receivables from financial intermediation	2,751	2,700
	Income from guaranteed loans - Presidential Decree No. 1387/01	25,077	40,201
	CER (Benchmark Stabilization Coefficient) adjustment	58,463	78,299
	CVS (Salary Variation Coefficient) adjustment	669	737
	Difference in quoted prices of gold and foreign currency	451,937	719,408
	Other (Note 7.11.)	242,482	348,628
		18,017,212	13,300,747

B.	FINANCIAL EXPENSE
	Interest on savings accounts	65,601	47,470
	Interest on time deposits	6,130,255	4,708,717
	Interest on interfinancing received loans (received call)	9,181	6,219
	Interest on other financing from Financial Institutions	1	17
	Interest on other liabilities from financial intermediation	96,022	91,733
	Interest on subordinated bonds	136,191	120,407
	Other interest	2,634	3,109
	CER adjustment	4,595	9,183
	Contribution to Deposit Guarantee Fund	379,287	137,011
	Other (Note 7.12.)	1,267,010	928,457
		8,090,777	6,052,323

	GROSS INTERMEDIATION MARGIN - GAIN	9,926,435	7,248,424

C.	PROVISION FOR LOAN LOSSES	787,504	605,169

D.	SERVICE-CHARGE INCOME
	Related to lending transactions	119,318	86,622
	Related to deposits	3,328,918	2,629,274
	Other commissions	120,031	76,570
	Other (Note 7.13.)	2,043,607	1,508,817
		5,611,874	4,301,283

Jorge H. Brito
Chairperson

STATEMENTS OF INCOME

AS OF DECEMBER 31, 2015 AND 2014

(Translation on financial statements originally issued in Spanish - See Note 26)

(Figures stated in thousands of pesos)

		12/31/2015	12/31/2014

E.	SERVICE-CHARGE EXPENSE
	Commissions	377,178	267,050
	Other (Note 7.14.)	1,209,647	860,942
		1,586,825	1,127,992

F.	ADMINISTRATIVE EXPENSES
	Personnel expenses	3,962,248	2,931,199
	Directors' and statutory auditors' fees	208,696	144,783
	Other professional fees	202,381	169,403
	Advertising and publicity	136,188	122,868
	Taxes	371,298	294,327
	Depreciation of bank premises and equipment	154,224	120,778
	Amortization of organization costs	139,255	112,700
	Other operating expenses (Note 7.15.)	912,611	741,516
	Other	491,099	385,294
		6,578,000	5,022,868

	NET INCOME FROM FINANCIAL INTERMEDIATION - GAIN	6,585,980	4,793,678

G.	OTHER INCOME
	Income from long-term investments	660,162	403,695
	Penalty interest	70,736	59,572
	Recovered loans and allowances reversed	135,288	117,624
	CER adjustment	30	102
	Other (Note 7.16.)	157,280	117,681
		1,023,496	698,674

H.	OTHER EXPENSE
	Penalty interest and charges payable to the Central Bank of Argentina	10	3
	Charges for other receivables uncollectibility and other allowances	163,717	33,896
	Depreciation and loss of other assets	3,737	2,330
	Goodwill amortization	14,052	14,052
	Other (Note 7.17.)	212,539	177,540
		394,055	227,821

	NET INCOME BEFORE INCOME TAX - GAIN	7,215,421	5,264,531

I.	INCOME TAX (Note 4.)	2,207,000	1,785,000

	NET INCOME FOR THE FISCAL YEAR - GAIN	5,008,421	3,479,531

The accompanying Notes 1 through 26 and exhibits A through L, N, O and the consolidated financial statements are an integral part of these financial statements.

Jorge H. Brito
Chairperson

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

AS OF DECEMBER 31, 2015 AND 2014

(Translation on financial statements originally issued in Spanish - See Note 26)

(Figures stated in thousands of pesos)

	12/31/2015								12/31/2014

				Earnings reserved
Changes	Capital stock (1)	Stock issuance premium	Adjustments to Shareholders' equity	Legal	Subordinated Corporate Bonds (2)	Voluntary	Unappropriated earnings	Total	Total

Balances at the beginning of the fiscal year	584,563	399,499	4,511	1,988,882		4,929,430	3,584,932	11,491,817	8,627,431

Distribution of unappropiated earnings, as approved by the Shareholders´ Meeting held on April 23, 2015 and April 29, 2014, respectively:
- Legal reserve				695,908			(695,908)
- Cash dividends (3)						(596,254)		(596,254)	(596,254)
- Special reserve for Subordinated Corporate Bonds (2)					125,073		(125,073)
- Voluntary reserve for future distribution of earnings						2,736,054	(2,736,054)
- Personal assets tax on share and interests							(27,902)	(27,902)	(19,712)

Reversal of special reserve for Subordinated Corporate Bonds (2)					(125,073)		125,073

Other changes derived from the legal merger with Banco Privado de Inversiones SA									821

Net income for the fiscal year - Gain							5,008,421	5,008,421	3,479,531

Balances at the end of the period	584,563	399,499	4,511	2,684,790		7,069,230	5,133,489	15,876,082	11,491,817

(1) See Note 10.

(2) See Notes 3.5.o.2) and 11.

(3) See Note 24.

The accompanying Notes 1 through 26 and exhibits A through L, N, O and the consolidated financial statements are an integral part of these financial statements.

Jorge H. Brito
Chairperson

STATEMENTS OF CASH FLOWS AND CASH EQUIVALENTS

AS OF DECEMBER 31, 2015 AND 2014

(Translation on financial statements originally issued in Spanish - See Note 26)

(Figures stated in thousands of pesos)

	12/31/2015	12/31/2014
CHANGES IN CASH AND CASH EQUIVALENTS (Note 3.6.)
Cash at the beginning of the fiscal year	14,690,022	11,249,840
Cash at the end of the fiscal year	18,907,789	14,690,022
Net increase in cash	4,217,767	3,440,182

CAUSES OF CHANGES IN CASH

Operating activities
Net collections / (payments):
Government and private securities	(494,116)	(4,860,722)
Loans
To the financial sector	85,835	267,321
To the non-financial government sector	(60,658)	152,806
To the non-financial private sector and foreign residents	(4,407,122)	5,281,038
Other receivables from financial intermediation	61,988	598,167
Receivables from financial leases	33,824	77,119
Deposits
From the financial sector	1,470	11,810
From the non-financial government sector	292,620	553,183
From the non-financial private sector and foreign residents	12,825,719	4,107,169
Other liabilities from financial intermediation
Financing facilities from the financial sector (received calls)	(65,284)	23,827
Others (except liabilities included under financing activities)	1,415,290	1,461,968
Collections related to service-charge income	5,610,913	4,297,684
Payments related to service-charge expenses	(1,591,425)	(1,109,808)
Administrative expenses paid	(6,167,416)	(4,645,641)
Payment of organization and development costs	(232,527)	(185,608)
Net collections from penalty interest	70,726	59,569
Differences from payments related to court orders	(5,677)	(4,938)
Collections of dividends from other companies	32,240	27,439
Other collections related to other income and losses	80,577	37,856
Net payments from other operating activities	(737,926)	(1,211,014)
Payment of income tax	(2,109,051)	(1,488,163)
Net cash flows generated in operating activities	4,640,000	3,451,062

Jorge H. Brito
Chairperson

STATEMENTS OF CASH FLOWS AND CASH EQUIVALENTS

AS OF DECEMBER 31, 2015 AND 2014

(Translation on financial statements originally issued in Spanish - See Note 26)

(Figures stated in thousands of pesos)

	12/31/2015	12/31/2014
Investing activities
Net payments for bank premises and equipment	(352,850)	(235,873)
Net payments for other assets	(588,624)	(380,628)
Collections for sales of investment in other companies		11,126
Net cash flows used in investing activities	(941,474)	(605,375)

Financing activities
Net collections / (payments) for:
Non-subordinated corporate bonds	(80,680)	(73,443)
Central Bank of Argentina
Other Other	(5,638)	(6,275)
International Banks and Institutions	4,851	(247,742)
Subordinated corporate bonds	(167,819)	(121,994)
Financing received from Argentine financial institutions	(5,384)	(4,687)
Payment of dividends		(596,254)
Net cash flows used in financing activities	(254,670)	(1,050,395)

Financial income and holding gains on cash and cash equivalents	773,911	1,644,890

Net increase in cash	4,217,767	3,440,182

The accompanying Notes 1 through 26 and exhibits A through L, N, O and the consolidated financial statements are an integral part of these financial statements.

Jorge H. Brito
Chairperson

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015

(Translation of financial statements originally issued in Spanish – See Note 26)

(Figures stated in thousands of pesos, except for where indicated)

1.	BRIEF HISTORY OF THE BANK

Macro Compañía Financiera SA was created in 1977 as a non-banking financial institution. In May 1988, it received the authorization to operate as a commercial bank and it was incorporated as Banco Macro SA. Subsequently, as a result of the merger process with other entities, it adopted other names (among them, Banco Macro Bansud SA) and since August 2006, Banco Macro SA (hereinafter, the Bank).

The Bank´s shares have been publicly listed on the BCBA (Buenos Aires Stock Exchange) since November 1994, as from March 24, 2006, they are listed on the New York Stock Exchange (NYSE). Additionally, on October 15, 2015 they were authorized to list on the Mercado Abierto Electrónico SA (MAE).

Since 1994, Banco Macro SA’s market strategy was mainly focused on the regional areas outside the City of Buenos Aires. Following this strategy, in 1996, Banco Macro SA started the process to acquire entities and assets and liabilities during the privatization of provincial and other banks.

In 2001, 2004, 2006 and 2010, the Bank acquired the control of Banco Bansud SA, Nuevo Banco Suquía SA, Nuevo Banco Bisel SA and Banco Privado de Inversiones SA, respectively. Such entities merged with and into Banco Macro SA in December 2003, October 2007, August 2009 and December 2013, respectively. In addition, during fiscal year 2006, Banco Macro S.A. acquired control over Banco del Tucumán SA.

The Bank currently offers traditional bank products and services to companies, including those operating in regional economies, as well as to individuals, thus reinforcing the Bank's objective to be a multi-services bank.

In addition, the Bank performs certain transactions through its subsidiaries, Banco del Tucumán SA, Macro Bank Limited (an entity organized under the laws of Bahamas), Macro Securities SA, Macro Fiducia SA and Macro Fondos SGFCISA.

2.	BANK OPERATIONS

2.1.	Agreement with the Misiones Provincial Government

The Bank and the Misiones Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a five-year term since January 1, 1996, as the Provincial Government’s exclusive financial agent, as well as revenue collection and obligation payment agent.

On November 25, 1999, and December 28, 2006, extensions to such agreement were agreed upon, making it currently effective through December 31, 2019.

As of December 31, 2015 and 2014, the deposits held by the Misiones Provincial Government with the Bank amounted to 1,579,311 and 2,303,677 (including 86,650 and 63,924 related to court deposits), respectively.

2.2.	Agreement with the Salta Provincial Government

The Bank and the Salta Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a ten-year term since March 1, 1996, as the Provincial Government’s exclusive financial agent, as well as revenue collection and obligation payment agent.

On February 22, 2005 and August 22, 2014, extensions to such agreements were agreed upon, making it currently effective through February 28, 2026.

As of December 31, 2015 and 2014, the deposits held by the Salta Provincial Government with the Bank amounted to 877,967 and 1,058,824 (including 301,855 and 273,786 related to court deposits), respectively.

2.3.	Agreement with the Jujuy Provincial Government

The Bank and the Jujuy Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a ten-year term since January 12, 1998, as the Provincial Government’s exclusive financial agent, as well as revenue collection and obligation payment agent.

On April 29, 2005 and July 8, 2014, extensions to such agreement were agreed upon, making it currently effective through September 30, 2024.

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015

(Translation of financial statements originally issued in Spanish – See Note 26)

(Figures stated in thousands of pesos, except for where indicated)

As of December 31, 2015 and 2014, the deposits held by the Jujuy Provincial Government with the Bank amounted to 1,439,377 and 1,545,710 (including 186,700 and 127,743 related to court deposits), respectively.

2.4.	Banco del Tucumán S.A.

Banco del Tucumán SA entered into special-relationship agreements with the Tucumán Provincial Government and with the Municipality of San Miguel de Tucumán, appointing it their exclusive financial agent, as well as revenue collection and obligation payment agent, through 2011 and 2013, respectively.

On June 30, 2010, the service agreement with the Tucumán Provincial Government was extended through July 8, 2021, while the agreement executed with the Municipality of San Miguel de Tucumán was automatically extended through July 8, 2018, as set forth in the original agreement.

As of December 31, 2015 and 2014, the deposits held by the Tucumán Provincial Government and the Municipality of San Miguel de Tucumán with Banco del Tucumán SA amounted to 2,688,401 and 2,525,505 (including 750,818 and 608,089 related to court deposits), respectively.

2.5.	Uniones Transitorias de Empresas (joint ventures)

a)	Banco Macro SA - Siemens Itron Business Services SA

On April 7, 1998, the Bank entered into a joint venture agreement with Siemens Itron Business Services SA, in which each holds a 50% equity interest, whereby a provincial data processing center would be provided to manage tax-related issues, to modernize tax collection systems and procedures in the Province of Salta, and to manage and perform the recovery of taxes and municipal assessments payable.

b)	Banco Macro SA – Gestiva SA

On May 4, 2010, and August 15, 2012, the Bank and Gestiva SA entered into a joint venture under the name “Banco Macro SA – Gestiva SA – Unión Transitoria de Empresas” which is jointly controlled and is engaged in providing a comprehensive tax processing and management system for the Province of Misiones, its administration and collection of taxes thereof. The Bank has a 5% interest in its capital stock.

As of December 31, 2015 and 2014, the net assets of such joint ventures recorded and consolidated in the Bank’s financial statements through the proportionate consolidation method amounted to 35,102 and 19,663, respectively.

Also, as of December 31, 2015 and 2014, net income recorded through the method mentioned in the previous paragraph amounted to 44,910 and 35,674, respectively.

3.	SIGNIFICANT ACCOUNTING POLICIES

These financial statements, which are taken from the Bank’s books of account, are stated in thousands of pesos and have been prepared in accordance with Central Bank rules.

3.1.	Consolidated financial statements

As required under Central Bank rules, the Bank presents consolidated financial statements with its subsidiaries Banco del Tucumán SA, Macro Bank Limited, Macro Securities SA, Macro Fiducia SA and Macro Fondos SGFCISA as supplementary information.

3.2.	Comparative information

As required under Central Bank rules, the balance sheet as of December 31, 2015 and supplementary information, as well as the statements of income, changes in shareholders’ equity and cash flows and cash equivalents for the year then ended are presented comparatively with data as of the prior fiscal year.

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015

(Translation of financial statements originally issued in Spanish – See Note 26)

(Figures stated in thousands of pesos, except for where indicated)

3.3.	Unit of measurement

The Bank’s financial statements recognize the changes in the peso purchasing power until February 28, 2003, when the adjustments to reflect those changes were discontinued, as provided by the professional accounting standards effective in the City of Buenos Aires and as required by Presidential Decree 664/2003, Article N° 312 of General Resolution No. 7/2015 of the Business Association Regulatory Agency, Central Bank Communiqué “A” 3921 and CNV (Argentine Securities Commission) General Resolution No. 441.

However, the interpretation of the financial statements should consider the fact that, in recent fiscal years, there have been significant changes in the prices for relevant economic variables, such as salary cost, interest and exchange rates, which do not require such adjustments according to the abovementioned regulations.

3.4.	Significant accounting judgments, estimates and assumptions

The preparation of financial statements requires the Bank to make, in certain cases, estimates to determine the book values of assets and liabilities, income, expenses and contingencies, as well as the disclosure thereof, as of each date of accounting information filing. The Bank´s records are based on the best estimate regarding the probability of occurrence of different future events and, therefore, the final amount may differ from such estimates, which may have a positive or negative impact on future fiscal years.

3.5.	Valuation methods

The main valuation methods used to prepare the accompanying financial statements as of December 31, 2015 and 2014, were as follows:

a)	Assets and liabilities denominated in foreign currency:

The assets and liabilities denominated in US dollars were valued at Central Bank benchmark US dollar exchange rate effective as of the closing date of transactions on the last respective business day. Additionally, assets and liabilities denominated in other foreign currencies were translated at the exchange rate communicated by the Central Bank´s dealing room. Foreign exchange differences were recorded in the related statements of income.

b)	Government and private securities:

b.1)	Government securities - Holdings booked at market value:

They were valued at the quoted prices or present values reported by the Central Bank, as the case may be. Differences in quoted prices and present values were recorded in the related statements of income, translated into pesos, in accordance with the criterion stated in Note 3.5.a), wherever applicable.

b.2)	Government securities - Holdings booked at amortized cost:

As set forth in Central Bank Communiqué “A” 5180, as supplemented, except what is mentioned in the third paragraph, they were valued at acquisition cost increased by the accrued internal rate of return, net of the related offset account, also compared with the present values calculated by the Bank, in accordance with the criterion stated in Note 3.5.a), wherever applicable. The acquisition value previously mentioned is related to the present value of each security at acquisition date.

As of December 31, 2015 and 2014, the present value calculated by the Bank for these securities amounted to 796,534 and 194,538, respectively.

As required under Central Bank Communiqué “A” 5506, BAADEs (Argentine saving bonds for the economy development) were valued at acquisition cost increased by the accrued internal rate of return, in accordance with the criterion stated in Note 3.5.a).

b.3)	Listed Instruments issued by the Central Bank – Holdings booked at market value:

They were valued at the quoted price as of the last respective business day. Differences in quoted prices were recorded in the related statements of income.

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015

(Translation of financial statements originally issued in Spanish – See Note 26)

(Figures stated in thousands of pesos, except for where indicated)

b.4)	Instruments issued by the Central Bank – Holdings booked at amortized cost:

Holdings with no volatility published by the Central Bank were valued at acquisition cost plus accrued interest, exponentially applying the internal rate of return as per their issuance terms and conditions, in accordance with the criterion stated in Note 3.5.a), wherever applicable. The accruals of the internal rate of return mentioned above were recorded in the related statements of income.

b.5)	Private Securities – Investment in listed private securities:

They were valued at the quoted price as of the last respective business day. Differences in quoted prices were recorded in the related statements of income.

c)	Guaranteed loans – Presidential Decree No. 1387/2001:

As set forth in Central Bank Communiqués “A” 4898, “A” 5180, as supplemented, the guaranteed loans issued by the Argentine Government under Presidential Decree No. 1387/01 were valued at the specific acquisition value of each security, increased by accrued income including the benchmark stabilization coefficient (CER), net of the related offset account, compared in turn with the present values reported by the Central Bank.

As of December 31, 2015 and 2014, the present value reported by the Central Bank for these securities amounted to 533,962 and 429,982, respectively.

d)	Interest accrual:

Interest has been accrued according to a compound interest formula in the period in which it was generated, except interest on transactions in foreign currency and those whose maturity does not exceed 92 days, on which interest has been accrued according to a simple interest formula.

The Bank suspends the interest accrual whenever loan payments are not settled (generally, after 90 days) or when the recoverability of the collection of principal or interest accrued is doubtful. Accrued interest is considered part of the loan balance when determining the allowances for loan losses. Afterwards, interest is only recognized on a cash basis.

e)	CER accrual:

Receivables and payables have been indexed by the CER, wherever applicable, as follows:

e.1)	Guaranteed loans: as explained in Note 3.5.c).

e.2)	Deposits and other assets and liabilities: the CER as of the last respective business day was applied.

f)	Allowance for loan losses and provision for contingent commitments:

These provisions have been calculated based on the estimated uncollectibility risk of the Bank's credit portfolio, which, among other factors, results from the evaluation of the degree of debtors compliance and the guarantee/security supporting the respective transactions, considering Central Bank Communiqué “A” 2950, as supplemented, and the Bank’s provisioning policies.

When loans covered by specific allowances are settled or generate a reversal of the allowances recorded in the current fiscal year, and in cases where the allowances set in prior years exceed what is considered necessary, the excess allowance is reversed with effects on income for the current fiscal year.

The recovery of receivables previously classified under “Debit-balance control memorandum accounts - Receivables classified as irrecoverable” are recorded directly in the related statements of income.

The Bank assesses the credit risk related to possible commitments and determines the appropriate amount of allowances to be recorded. The allowances related to amounts recorded in memorandum accounts, contingent commitments, are included under “Provisions”.

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015

(Translation of financial statements originally issued in Spanish – See Note 26)

(Figures stated in thousands of pesos, except for where indicated)

g)	Other receivables from financial intermediation and Other liabilities from financial intermediation:

g.1)	Amounts receivable from spot and forward sales pending settlement and amounts payable for spot and forward purchases pending settlement:

They were valued based on the prices agreed upon for each transaction, plus related premiums accrued.

g.2)	Securities and foreign currency to be received for spot and forward purchases pending settlement and to be delivered for spot and forward sales pending settlement:

i.	With volatility (active market): they were valued at the effective quoted prices for each of them at the last respective business day. Differences in quoted prices were recorded in the related statements of income.

ii.	Without volatility (without active market): they were valued at their cost value increased exponentially by their internal rate of return. Such accruals were recorded in the related statements of income.

g.3)	Debt securities and certificates of participation in financial trusts:

i.	Debt securities: they were valued as provided by Central Bank Communiqué “A” 4414, at their cost value, increased exponentially by their internal rate of return, translated into pesos according to the method described in Note 3.5.a), as the case may be.

ii.	Certificates of participation: they were stated at cost or face value increased as the case may be, by interest accrued until the last respective day, translated into Argentine pesos according to the method described in Note 3.5.a), as appropriate.

The values recorded, net of allowances, do not exceed the recoverable values from the respective trusts.

g.4)	Unlisted corporate bonds purchased:

They were valued by the accrual method based on their internal rate of return, as provided by Central Bank Communiqué "A" 4414, as supplemented. Such accruals were recorded in the related statements of income.

g.5)	Non subordinated corporate bonds issued:

They were valued at the amount due for principal and interest accrued, translated into pesos pursuant to the method described in Note 3.5.a). Such accruals were recorded in the related statements of income.

g.6)	Receivables from forward transactions without delivery of underlying assets:

They were valued at the amounts outstanding originated in forward transactions of foreign currency payables in pesos without delivery of the underlying asset. Such amounts arise from the difference between quoted price of transactions on the last respective business day and the related future price agreed.

h)	Receivables from financial leases:

In accordance with Central Bank Communiqué “A” 5047, as supplemented, they were valued according to the discounted value of the sum of minimum installments pending collection (excluding any contingent installments), from the previously agreed residual value and the purchase options, for the financial lease agreements in which the Bank acts as lessor. The discounted value is calculated by applying the imputed interest rate of each lease agreement.

The effective financial lease agreements do not represent significant amounts with respect to the total financing granted by the Bank. Additionally, their characteristics are among the usual ones for this kind of transactions, and there are no differentiating issues of any kind compared with the transactions agreed on the Argentine financial market. These transactions are distributed among the Bank’s customers, and there are no pre-established contingent installments or automatic renewal clauses.

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015

(Translation of financial statements originally issued in Spanish – See Note 26)

(Figures stated in thousands of pesos, except for where indicated)

i)	Investments in other companies:

i.1)	In controlled financial institutions, supplementary and authorized activities: they were valued by the equity method.

i.2)	In non-controlled financial institutions, supplementary and authorized activities:

i.	In pesos: they were valued at acquisition cost, plus the nominal value of share-dividends received, restated as explained in Note 3.3., as the case may be.

ii.	In foreign currency: they were valued at the acquisition cost in foreign currency, plus the nominal value of share-dividends received, translated into pesos in accordance with the criterion stated in Note 1.3. to the consolidated financial statements.

Such net values do not exceed the values calculated by the equity method on the basis of the latest financial statements published by the companies.

i.3)	In other non-controlled companies: they were valued at acquisition cost, plus the nominal value of share-dividends received, restated as described in Note 3.3., as the case may be, net of allowances for impairment in value. Such net values do not exceed the values calculated by the equity method on the basis of the latest financial statements published by the companies.

j)	Bank premises and equipment, other assets and intangible assets:

They were valued at their acquisition cost, restated as explained in Note 3.3., less the related accumulated depreciation and amortization, calculated based on their estimated useful life using the straight line method.

k)	Valuation of derivatives:

k.1)	Forward transactions without delivery of underlying asset: they were valued at the quoted price of each transaction, as of the last respective business day. Differences in quoted prices were recorded in the related statements of income.

k.2)	Put options taken and call option sold: valued at the agreed-upon exercise price.

See also Note 12.

l)	Severance payments:

The Bank charges these payments directly to expenses.

m)	Provisions included in liabilities:

The Bank carries certain contingent liabilities related to current or future claims, lawsuits and other proceedings, including those related to labor and other obligations. Liabilities are recorded when it is probable that future costs will be incurred and whenever such costs may be reasonably estimated.

Additionally, and as provided by Central Bank Communiqué “A” 5689, as supplemented, includes provisions for summary judgements and sanctions applied by the Central Bank and other regulators, which are equivalent to the relevant amounts not yet paid (see Note 21.).

n)	Subordinated corporate bonds:

They were valued at the amount due for principal and interest accrued, translated into pesos pursuant to the method described in Note 3.5.a). Such accruals were recorded in the related statements of income.

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015

(Translation of financial statements originally issued in Spanish – See Note 26)

(Figures stated in thousands of pesos, except for where indicated)

o)	Shareholders’ equity accounts:

o.1)	They are restated as explained in Note 3.3., except for the "Capital stock" account which has been kept at its original value. The adjustment resulting from its restatement as explained in such note was included in the "Adjustments to shareholders’ equity" account.

o.2)	Special reserve for subordinated corporate bonds: related to the reserve created for paying the financial services of the subordinated corporate bonds issued by the Bank (see Note 11.a.1)). This reserve is reversed on a monthly basis as the related interests are recorded in the related statement of income.

p)	Statement-of-income accounts:

p.1)	The accounts comprising monetary transactions (financial income (expense), service-charge income (expense), provision for loan losses, administrative expenses, among others) were computed at their historical amounts on a monthly accrual basis.

p.2)	The accounts reflecting the effects on income from the sale, retirement or consumption of non-monetary assets were computed on the basis of the amounts of such assets, which were restated as mentioned in Note 3.3.

p.3)	The income (loss) from equity interests in subsidiaries were computed on the basis of such companies’ income (loss).

3.6.	Statement of cash flows and cash equivalents

The Bank considers “cash and cash equivalents” to include the following accounts: Cash and investments which mature less than three months from their date of acquisition. Below is a breakdown of the reconciliation of the “Cash” item on the Statement of cash flows with the related balance sheet accounts:

	12/31/2015	12/31/2014

Cash	17,123,904	13,132,782

Government and private securities
Instruments issued by the Central Bank	1,783,885	1,557,240

Cash and cash equivalents	18,907,789	14,690,022

4.	INCOME TAX AND MINIMUM PRESUMED INCOME TAX

The Bank calculates income tax by applying the effective 35% rate to the estimated taxable income for each fiscal year, without considering the effect of temporary differences between book and taxable income.

In 1998, Law No. 25,063 established minimum presumed income tax for a ten-year term. At present, after subsequent extensions, such tax is effective through December 30, 2019. This tax is supplementary to income tax, while the latter is levied on the taxable income for the year, minimum presumed income tax is a minimum levy assessment by applying 1% over 20% of certain assets as provided by the law for financial institutions. Therefore, the Bank’s tax obligation for each year will be equal to the higher of these taxes. However, if minimum presumed income tax exceeds income tax in a given tax year, such excess may be computed as a payment on account of any income tax in excess of minimum presumed income tax that may occur in any of the following ten years, once accumulated net operating losses (NOLs) have been used.

As of December 31, 2015 and 2014, the Bank estimated an income tax charge of 2,207,000 and 1,785,000, respectively; hence, no minimum presumed income tax should be assessed for fiscal years ended on such dates.

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015

(Translation of financial statements originally issued in Spanish – See Note 26)

(Figures stated in thousands of pesos, except for where indicated)

Additionally, as of December 31, 2015, the Bank made income tax prepayments for 1,299,773 for the 2015 fiscal year, which will be applied to the tax amount assessed in the 2015 tax return.

5.	DIFFERENCES BETWEEN CENTRAL BANK RULES AND THE ARGENTINE PROFESSIONAL ACCOUNTING STANDARDS EFFECTIVE IN THE CITY OF BUENOS AIRES

Argentine professional accounting standards effective in the City of Buenos Aires differ, in certain valuation aspects, from Central Bank accounting standards.

The main items with differences in valuation matters as of December 31, 2015 and 2014 are as follows:

	Adjustments under professional accounting standards
	Stand-alone financial statements			Consolidated financial statements
	to equity		to total income (1)	to equity		to total income (1)
Item	12/31/2015	12/31/2014	12/31/2015	12/31/2015	12/31/2014	12/31/2015
Government securities and assistance to the government sector (a)
Government securities - Holdings booked at amortized cost	(28,208)	(22,815)	(5,393)	(26,399)	(21,420)	(4,979)
Instruments issued by the Central Bank and booked at amortized cost	4,005	2,443	1,562	4,058	2,381	1,677
Guaranteed loans – Presidential Decree No. 1387/01	95,083	15,155	79,928	95,083	15,155	79,928

Business combinations (b)

Acquisition of Nuevo Banco Bisel SA	(73,544)	(83,157)	9,613	(73,544)	(83,157)	9,613
Other	(48,846)	(53,359)	4,513	(48,846)	(53,359)	4,513

Interests in other companies (c)	56,820	35,725	21,095
Deferred assets – Income tax (d)	38,635	209,462	(170,827)	93,593	243,854	(150,261)
Liabilities – Provisions (e)	(9,009)	(81,534)	72,525	(9,009)	(81,534)	72,525

Total	34,936	21,920	13,016	34,936	21,920	13,016

(1)	Additionally, according to the Argentine professional accounting standards effective in the City of Buenos Aires, individual and consolidated income for the fiscal year ended December 31, 2014, would have increased by 100,610.

(a)	Holdings of government securities, instruments issued by the Central Bank and credit assistance to the nonfinancial government sector: these holdings and financing are valued based on the specific regulations and standards issued by the Argentine government and the Central Bank, which set forth, among other issues, the use of present values, technical values and offset accounts, as explained in Notes 3.5.b.2), 3.5.b.4) and 3.5.c). Pursuant to the Argentine professional accounting standards effective in the City of Buenos Aires, the securities, instruments and assistance mentioned in those notes should be stated at their market and/or present values, as the case may be. In addition, current Central Bank regulations establish that financing to the nonfinancial government sector is not subject to loan-loss provisioning, whereas the Argentine professional accounting standards effective in the City of Buenos Aires require that assets in general to be compared with their recoverable value every time financial statements are prepared.

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015

(Translation of financial statements originally issued in Spanish – See Note 26)

(Figures stated in thousands of pesos, except for where indicated)

(b)	Business combinations: under the standards set forth by Central Bank, business acquisitions are recorded according to the book values of the acquired company and, if the purchase price exceeds the book value, the excess amount is recorded in the acquiring company´s books as a positive goodwill. On the other hand, if the purchase price is lower than book value, the difference is recorded in the acquiring company´s books as a negative goodwill. If the goodwill is positive, Central Bank standards establish that such goodwill should be amortized under the straight-line method based on an estimated useful life of ten years. If the goodwill is negative, Central Bank Communiqué “A” 3984 establishes specific amortization methods; the maximum amortization allowed per year is 20%.

According to the Argentine professional accounting standards effective in the City of Buenos Aires, business combinations are recorded based on the market values of the acquired company’s identifiable net assets and the difference between the purchase price and the identifiable net asset measurement value is recorded as either a positive or a negative goodwill, as the case may be. If a positive goodwill is recognized, this goodwill will be amortized systematically over the estimated useful life, unless it has an indefinite useful life considering the estimates made by the Bank´s Management, in which case it shall not be amortized, but compared with its recoverable value as of each year-end. If a negative goodwill is recognized due to expected losses or future expenses of the acquired entity and which should not have been recorded as liabilities as of the acquisition date, it will either be charged to the statement of income according to the change in specific circumstances that gave rise to it or systematically, taking into account an average weighted useful life of the acquired entity’s assets subject to depreciation and amortization.

(c)	Subsidiary Banco del Tucumán SA prepares its financial statements in conformity with Central Bank rules which differ from the Argentine professional accounting standards effective in the City of Buenos Aires.

(d)	Income tax: The Bank and its subsidiaries determine income tax applying the effective rate to the estimated taxable income, without considering the effect of the temporary differences between book and taxable income. According to the Argentine professional accounting standards effective in the City of Buenos Aires, income tax should be booked following the deferred tax method, according to which (i) in addition to the current tax payable, either an asset (if certain conditions are met) or a liability is recognized for deferred taxes related to the tax effect of the temporary differences between the book and tax valuation of assets and liabilities, and (ii) a tax expense (income) is recognized in relation to the portion involving the current tax expense (income) as well as the one involving the deferred tax expense (income), resulting from the creation and reversal of the abovementioned temporary differences in the year. Under Argentine professional accounting standards effective in the City of Buenos Aires, a deferred tax asset is recognized when there are unused NOLs or tax credits that can be deducted from future taxable income, provided they are likely.

(e)	The Bank books the effects of the Argentine Supreme Court (CSJN) rulings dated December 27, 2006, and August 28, 2007, upon payment of such precautionary measures, in conformity with Central Bank indications in the notice dated August 4, 2008. According to the Argentine professional accounting standards effective in the City of Buenos Aires, the Bank should have recorded a liability related to this item. Additionally, as explained in Note 3.5.m), the Bank booked certain provisions that should not have been booked under the Argentine professional accounting standards effective in the City of Buenos Aires, in view of their remote probability of occurrence (see Note 21.).

6.	IMPLEMENTATION PLAN TOWARDS INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

On February 12, 2014 the Central Bank, through Communiqué “A” 5541 established the general guidelines towards conversion to the IFRS issued by the International Accounting Standards Board (IASB) for preparing financial statements of the entities under its supervision, for the annual fiscal years beginning on January 1, 2018 as well as those of interim-periods.

According to such conversion process, on March 27, 2015, the Bank presented to the Central Bank, their own implementation plan together with the appointment of a person in charge, according to Central Bank Communiqué “A” 5635, which was considered and approved by the Board of Directors on March 10, 2015. Additionally, on September 30, 2015, the Bank presented to the Central Bank the implementation plan update, which was considered and approved by the Board of Directors on September 16, 2015.

As of the date of issuance of these financial statements, the Bank is implementing the abovementioned IFRS conversion process.

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015

(Translation of financial statements originally issued in Spanish – See Note 26)

(Figures stated in thousands of pesos, except for where indicated)

7.	BREAKDOWN OF THE ITEMS INCLUDED IN “OTHER” AND MAIN SUBACCOUNTS

The breakdown of the “Other” account in the balance sheet and statement of income is as follows:

		12/31/2015	12/31/2014
7.1.	Loans - Other

	Other loans	6,244,564	4,726,467
	Export financing and prefinancing	736,209	993,677
		6,980,773	5,720,144

7.2.	Other Receivables from financial intermediation - Other receivables not covered by debtor classification standards

	Certificates of participation in financial trusts (a)	232,088	235,984
	Debt securities issued by financial trusts (See Note 16.)	180,458	165,542
	Other	2	138
		412,548	401,664

	(a) As of December 31, 2015 and 2014 the Bank booked an allowance for impairment for 224,043 and 223,832, respectively.

7.3.	Other receivables – Other

	Sundry receivables	406,353	288,489
	Security deposits	371,446	190,246
	Advanced prepayments	100,568	64,642
	Other	33,221	23,291
		911,588	566,668

7.4.	Deposits - Nonfinancial government sector

	Checking accounts	2,627,558	2,851,908
	Savings accounts	2,092,086	67,205
	Time deposits	981,076	1,638,321
	Investment accounts	31,137	131,697
	Accrued interest, adjustments and foreign exchange differences payable	18,695	24,354
	Other	535,076	866,933
		6,285,628	5,580,418

7.5.	Deposits - From the non-financial private sector and foreign residents - Other

	Expired time deposits	741,932	592,631
	Unemployment fund for workers of the construction industry	254,716	210,347
	Attachments	236,103	215,416
	Other	38,038	54,184
		1,270,789	1,072,578

7.6.	Other liabilities from financial intermediation - Other

	Purchase financing payables	1,928,432	1,486,838
	Other withholdings and additional withholdings	811,441	489,076
	Miscellaneous not subject to minimum cash requirements	694,659	434,672
	Other payment orders pending settlement	665,973	394,883
	Collections and other transactions on account and behalf of others	329,702	442,020
	Sociedad Seguro de Depósitos (Sedesa) – Purchase of preferred shares of former Nuevo Banco Bisel SA (see Note 8.)	94,300	90,673
	Miscellaneous subject to minimum cash requirements	83,324	193,393
	Retirement pension payment orders pending settlement	48,564	81,710
	Other	120,724	111,535
		4,777,119	3,724,800

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015

(Translation of financial statements originally issued in Spanish – See Note 26)

(Figures stated in thousands of pesos, except for where indicated)

		12/31/2015	12/31/2014

7.7.	Other Liabilities - Other

	Taxes payable (net of prepayments)	1,184,346	1,189,860
	Salaries and payroll taxes payable	341,874	269,720
	Miscellaneous payables	179,396	175,056
	Withholdings on salaries	65,236	50,130
	Prepayment for the sale of assets	2,873	3,529
		1,773,725	1,688,295

7.8.	Memorandum accounts – Debit-balance accounts – Control – Other

	Checks and securities in custody – Anses (Argentine social security administration)	173,556,927	55,081,889
	Securities in custody – Other	23,856,634	12,613,366
	Checks and securities not yet collected	5,011,117	3,406,076
	Managed portfolios (see Note 13.)	1,101,992	992,159
	Checks and securities to be debited	997,516	881,869
	Checks and securities to be collected	335,657	126,528
		204,859,843	73,101,887

7.9.	Financial income – Interest on other loans

	Personal loans	6,165,112	4,300,364
	Other	1,467,076	1,126,233
		7,632,188	5,426,597

7.10.	Financial income – Net income from government and private securities

	Government and private securities	3,549,703	1,666,579
	Financial trusts	52,422	107,837
	Other	66,758	50,896
		3,668,883	1,825,312

7.11.	Financial income – Other

	Premiums on reverse repurchase agreements with the financial sector	111,027	116,260
	Interests on loans for export prefinancing and financing	81,840	86,283
	Forward foreign-currency transactions offset	48,901	143,459
	Other	714	2,626
		242,482	348,628

7.12.	Financial expense – Other

	Turnover tax and municipal assessments	1,254,674	910,239
	Premiums on repurchase agreements with the financial sector	12,336	18,218
		1,267,010	928,457

7.13.	Service-charge income - Other

	Debit and credit card income	1,519,335	1,077,798
	Rental of safe deposit boxes	92,357	81,392
	Service commissions – Joint ventures (see Note 2.5.)	87,795	70,304
	Other	344,120	279,323
		2,043,607	1,508,817

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015

(Translation of financial statements originally issued in Spanish – See Note 26)

(Figures stated in thousands of pesos, except for where indicated)

		12/31/2015	12/31/2014

7.14.	Service-charge expense - Other

	Debit and credit card expenses	702,309	502,227
	Turnover tax and municipal assessments	270,378	192,910
	Commissions paid to lending agents	183,182	97,437
	Other	53,778	68,368
		1,209,647	860,942

7.15.	Administrative expenses – Other operating expenses

	Maintenance, conservation and repair expenses	295,116	235,962
	Security services	285,666	230,326
	Electric power and communications	153,504	130,330
	Leases	125,490	102,075
	Stationery and office supplies	29,799	23,285
	Insurance	23,036	19,538
		912,611	741,516

7.16.	Other income – Other

	Other adjustments and interest on other receivables	41,206	38,511
	Services provided to Banco del Tucumán SA	12,219	10,493
	Gain on sale of bank premises and equipment, and other assets	6,544	2,679
	Other	97,311	65,998
		157,280	117,681

7.17.	Other expense – Other

	Portfolio transactions	84,591	51,824
	Donations	42,623	17,957
	Summary and sanctions (see Note 21.)	14,152
	Turnover tax	8,644	7,196
	Municipal assessment	4,536	13,656
	Other	57,993	86,907
		212,539	177,540

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015

(Translation of financial statements originally issued in Spanish – See Note 26)

(Figures stated in thousands of pesos, except for where indicated)

8.	RESTRICTED ASSETS

As of December 31, 2015 and 2014 the following Bank’s assets are restricted:

Item	12/31/2015	12/31/2014

Government and private securities

• Discount bonds in pesos regulated by Argentinean legislation, maturing 2033 securing the role of custodian of Sustainability Guarantee Fund investments.	308,570
• Federal Government bond in pesos at Badlar Private + 250 basis points, maturing in 2019, securing the role of custodian of Sustainability Guarantee Fund investments.	103,524	92,464
• Federal Government bond in pesos at Badlar Private + 300 basis points, maturing in 2015 securing the role of custodian of Sustainability Guarantee Fund investments.		62,043
• Federal Government bond in pesos at Badlar Private + 200 basis points, maturing in 2017 used as security in favor of Sedesa (1).	97,292	84,569
• Discount bonds regulated by Argentinean legislation, maturing 2033 and Federal Government bond in pesos at Badlar Private + 300 basis points, maturing in 2015 for the performance of forward foreign currency trading transactions, respectively.	33,651	45,274
• Secured Bonds under Presidential Decree No. 1579/02 as security for a loan received from Banco de Inversión y Comercio Exterior SA (Bice).	32,606	36,748
• Central Bank of Argentina Internal Bills in pesos, maturity 01-06-2016 securing the operation through negotiation secured transaction Segment as the main counterparty of the MAE.	19,915
• Federal Government bond in pesos at Badlar Private + 200 basis points, maturing in 2017, for the minimum amount required to perform as an Agent in the new categories provided by CNV General Resolution No. 622/2013.	15,528	13,991
• Discount securities in pesos regulated by Argentinean legislation, maturing 2033 securing a BID loan of San Juan Provincial Government No. 2763/OC-AR.	9,414
• Other government and private securities.	1,129	2,881
Subtotal government and private securities	621,629	337,970

Loans

• Guaranteed Loans under Presidential Decree No. 1387/01 – Global 17 at a variable rate provided as guarantee in favor of the Central Bank in relation to the auctions of advances intended for the production sector under the Bicentennial Production Financing Program.	64,619	56,577
Subtotal Loans	64,619	56,577

Other receivables from financial intermediation

• Special guarantee checking accounts opened in Central Bank for transactions related to the electronic clearing houses and similar entities.	1,368,704	695,631

• Interests resulting in contributions made in the Bank´s capacity by contributory partner of the following venture funds: (2)
- Risk Fund of Los Grobo SGR (mutual guarantee association), with an original contribution of 30,000 made on December 23, 2014.	30,000	30,000
- Risk Fund of Garantizar SGR, with an original contribution of 20,000 made on December 22, 2014.	20,000	20,000
- Risk Fund of Los Grobo SGR (mutual guarantee association), with an original contribution of 10,000 made on December 30, 2015.	10,000
- Risk Fund of Intergarantías SGR, with an original contribution of 7,000 made on December 22, 2014.	7,000	7,000
- Risk Fund of Intergarantías SGR, with an original contribution of 7,000 made on December 28, 2015.	7,000

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015

(Translation of financial statements originally issued in Spanish – See Note 26)

(Figures stated in thousands of pesos, except for where indicated)

Item (cont.)	12/31/2015	12/31/2014

- Risk Fund of Intergarantías SGR, with an original contribution of 3,000 made on December 30, 2013.		3,000
Subtotal other receivables from financial intermediation	1,442,704	755,631

Other receivables

• Security deposits related to credit card transactions	255,957	185,146

• Security deposits related to transactions of forward transactions offset	111,743	2

• Sundry receivables includes an item related to the attachment ordered in the context of a claim initiated by the City of Buenos Aires tax authorities on turnover tax differences.	827	827

• Other guarantee security.	3,746	5,098
Subtotal other receivables	372,273	191,073

Other assets
• Building related to a call option sold (see Note 12.(c)).	103,531	105,258
Subtotal other assets	103,531	105,258

Total	2,604,756	1,446,509

(1)	As replacement for the preferred shares of former Nuevo Banco Bisel SA to secure to Sedesa the price payment and the fulfillment of all the obligations assumed in the purchase and sale agreement dated May 28, 2007, maturing on August 11, 2021.

(2)	In order to keep tax benefits related to these contributions, they must be maintained between two and three years from the date they were made.

9.	TRANSACTIONS WITH RELATED PARTIES

The receivables/payables and income (loss) from transactions performed with subsidiaries and affiliates are as follows (see also Note 3. to the consolidated financial statements):

	Banco del Tucumán SA	Macro Bank Limited	Macro Securities SA	Other subsidiaries and related parties (1)	12/31/2015	12/31/2014

ASSETS

Cash		9,246			9,246	6,083

Loans				433,559	433,559	269,398

Other receivables from financial intermediation				6,414	6,414	401,646

Receivables from financial lease			8,761	1,417	10,178	10,458

Other receivables						993

Items pending allocation						20

Total assets		9,246	8,761	441,390	459,397	688,598

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015

(Translation of financial statements originally issued in Spanish – See Note 26)

(Figures stated in thousands of pesos, except for where indicated)

	Banco del Tucumán SA	Macro Bank Limited	Macro Securities SA	Other subsidiaries and related parties (1)	12/31/2015	12/31/2014
LIABILITIES

Deposits		5	37,441	403,014	440,460	208,121

Other liabilities from financial intermediation				82,558	82,558	342,496

Other liabilities		138			138

Total liabilities		143	37,441	485,572	523,156	550,617

MEMORANDUM ACCOUNTS

Credit-balance accounts – Contingent			1,328	129,627	130,955	3,724

Credit-balance accounts – Derivatives				393,836	393,836	154,555

	Banco del Tucumán SA	Macro Bank Limited	Macro Securities SA	Other subsidiaries and related parties (1)	12/31/2015	12/31/2014
INCOME (EXPENSE)

Financial income	1,305		2,939	21,269	25,513	26,858

Financial expense	(6,344)			(126,411)	(132,755)	(33,202)

Service-charge income	25	5	442	2,327	2,799	3,203

Service-charge expense			(178)		(178)	(1,600)

Administrative expenses	(12)				(12)	(12)

Other income	13,189				13,189	11,384

Total income	8,163	5	3,203	(102,815)	(91,444)	6,631

(1)	Includes amounts generated by the Bank with its subsidiaries and its related parties regarding transactions performed in the normal course of business, under normal market conditions, in terms of interest rates and prices, as well as guarantees required.

10.	CAPITAL STOCK

The Bank’s subscribed and paid-in capital as of December 31, 2015, amounted to 584,563. Since December 31, 2012, the Bank’s capital stock has changed as follows.

As of December 31, 2012	594,485

Capital stock increase approved by the General Special Shareholders’ Meeting of June 10, 2013 (1)	78

Capital stock decrease as provided by Art. 67 of Law No. 26,831 (2)	(10,000)

As of December 31, 2015	584,563

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015

(Translation of financial statements originally issued in Spanish – See Note 26)

(Figures stated in thousands of pesos, except for where indicated)

(1)	Related to the capital increase in the amount of 77,860 Class B shares of common stock with a face value of Ps 1, each one entitled to one vote, and delivered to the minority shareholders of former Banco Privado de Inversiones SA, in the merger process with Banco Macro SA.

(2)	Related to capital stock decrease resulting from the lapse of three years from acquisition from September through December 2011, involving 10,000,000 own registered Class B shares of common stock for a total amount of 92,919. These shares have not been sold and the shareholders’ meeting has issued no resolution as to the application thereof. On June 25, 2015, the capital stock decrease was registered in the Public Registry of Commerce.

11.	CORPORATE BONDS ISSUANCE

The corporate bond liabilities recorded in the accompanying financial statements amount to:

Corporate Bonds	Original value	Residual face value as of 12/31/2015	12/31/2015	12/31/2014
Subordinated – Class 1	USD 150,000,000 (a.1)	USD 150,000,000	1,957,618	1,287,317
Non-subordinated – Class 2	USD 150,000,000 (a.2)	USD 106,395,000	1,432,672	942,115
Total			3,390,290	2,229,432

On September 1, 2006, June 4, 2007, April 26, 2011 and April 23, 2015 the general regular shareholders’ meeting approved the creation, and subsequent extension, of a Global Program for the Issuance of Simple Corporate Bonds in a short, medium or long term, either subordinated or non-subordinated, with or without guarantee, in accordance with the provisions of Law No, 23,576, as amended by Law No. 23,962, and further applicable regulations, up to a maximum amount outstanding at any time during the term of the program of USD 1,000,000,000 (one billion US dollars), or an equal amount in other currencies, under which it will be possible to issue different classes and/or series of corporate bonds denominated in US dollars or other currencies and reissue the successive classes or series to be amortized.

a.1)	On December 18, 2006, under the abovementioned Global Program, Banco Macro SA issued the 1st series of Class 1 subordinated Notes for a face value of USD 150,000,000 (US dollars one hundred and fifty million). The main characteristics of this issuance are:

-	Computable to the Bank’s required minimum capital (computable equity), as established by Communiqué “A” 4576.

-	The Notes fall due within a 30-year term, with full amortization upon maturity (December 18, 2036), with full redemption option in 10 years since the issuance date.

-	Interest payments will be made with a semiannual frequency (June 18 and December 18, every year).

-	During the first 10 years, the interest rate will be a fixed one (9.75%), and a variable one for the remaining years (six-month LIBOR, plus 7.11%). As established by Communiqué “A” 4576, the interest rate payable can be increased only once over the life of the instrument and subsequent to the 10-year term since their issuance.

-	They do not include covenants that change the subordination order.

-	No interest on the Notes will neither fall due and payable if: (i) payments of such interest is the distributable amount, as defined in the pricing supplement dated November 23, 2006; (ii) there is a general prohibition by the Central Bank; (iii) the Bank is subject to the provisions of Articles 34 or 35 bis, Financial Institutions Law; (iv) the Bank is receiving financial assistance from Central Bank for illiquidity under Article 17 of Central Bank Charter; (v) the Bank is not in compliance with or has failed to comply in a timely basis with reporting obligations to the Central Bank; and/or (vi) the Bank is not in compliance with minimum capital requirements (both on an individual and consolidated basis levels) or with minimum cash reserves (on average).

-	Unpaid interest is not cumulative.

-	They have authorizations both for their public offering and their listing on domestic or foreign stock exchanges or markets.

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015

(Translation of financial statements originally issued in Spanish – See Note 26)

(Figures stated in thousands of pesos, except for where indicated)

-	In no case, the payment of financial services may exceed net unappropriated retained earnings as per the financial statements for the last fiscal year, with an external auditor’s report, which should be appropriated to a reserve created to such end, as established by Communiqué “A” 4576 (see Note 24.b)).

The Bank used the funds derived from such issuance to grant loans.

a.2)	On January 29, 2007, Banco Macro SA issued the 1st series of Class 2 non-subordinated simple corporate bonds at a fixed rate of 8.5% p.a., not convertible into shares, fully amortizable upon maturity (February 1, 2017) for a face value of USD 150,000,000 (one hundred and fifty million US dollars), under the terms and conditions set forth in the price supplement dated January 10, 2007. Interest is paid semiannually on February 1 and August 1 of every year.

Additionally, the Bank has the option to redeem such issuance, either fully or partially, at any time and from time to time. The Bank used the funds derived from such issuance to grant loans.

On August 16, 2007, the Securities and Exchange Commission (SEC) authorized the abovementioned exchange offers mentioned in a.1) and a.2).

12.	DERIVATIVE FINANCIAL INSTRUMENTS

The Bank performs transactions that involve derivative financial instruments, as established by Central Bank rules. Such instruments mainly relate to:

-	Forward transactions involving securities and foreign currency.
-	Forward transactions without delivery of the underlying asset.
-	Options.
-	Interest rate swaps.

Such transactions were valued as explained in Notes 3.5.g.1), 3.5.g.2) and 3.5.k).

Positions of transactions effective as of December 31, 2015 and 2014 are as follows:

Transaction	12/31/2015	12/31/2014
Net position of repurchase agreements	(1,403)	94,917
Net position of forward transactions without delivery of the underlying asset (a)	(45,239)	(136,832)
Position of put options taken (b)	11,821	8,759
Position of call options sold (c)	(138,521)	(114,479)

Net income (loss) resulting from these transactions for the fiscal years ended December 31, 2015 and 2014, amount to income (loss):

Transaction	12/31/2015	12/31/2014
Premiums on reverse repurchase agreements	111,741	116,395
Premiums on repurchase agreements	(12,336)	(18,218)
Interest rate swap		2,491
Forward foreign-currency transactions offset	48,901	143,459
Total	148,306	244,127

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015

(Translation of financial statements originally issued in Spanish – See Note 26)

(Figures stated in thousands of pesos, except for where indicated)

(a)	It is related to negotiation transactions of forward foreign currency exchange rates, carried out through MAE and “over the counter”. For transactions carried out through MAE, the differences of such trading transactions are settled on a daily basis based on the prices agreed upon and their quoted price upon maturity while “over the counter” transactions are settled upon maturity. In both cases, the underlying asset is not delivered or received.

(b)	It is related to a put option taken with a Bank´s customer of a property received by the Bank as payment of loans granted by it for an amount of USD 908,975 and USD 1,024,250, respectively, and the option’s exercise period is from September 24, 2015, through September 23, 2016, both dates included. As of the date of the issuance of these financial statements, the Bank has not exercised the option.

(c)	It is related to a call option sold to a bank´s customer on a building received by the Bank as payment of loans granted by it. The initial price was set at 104,135, and will accrue interest at a corrected Badlar rate, re-calculated on a monthly basis, plus 200 basic points and the option’s exercise period is from July 24, 2014, through July 31, 2016, both dates included. As of the date of issuance of these financial statements, the holder has not exercised the option.

13.	PORTFOLIO MANAGEMENT

As of December 31, 2015 and 2014, the Bank manages the following portfolios:

	Managed portfolio as of
Item	12/31/2015	12/31/2014
• On March 1, 1996, former Banco de Salta SA (which was absorbed by the Bank) and the Salta Provincial Government entered into an Agreement to Manage the Loan Portfolio of Banco Provincial de Salta (in liquidation) related to the nonfinancial private sector.	13,976	14,026
• On August 11, 1998, former Banco de Jujuy SA (which was absorbed by the Bank) and the Jujuy provincial Government entered into an agreement to manage the loan portfolio of the former Banco de la Provincia de Jujuy and to provide a monthly report on the tasks performed.	40,389	40,927
• On April 6, 2001, through Provincial Decree No. 806, the Ministry of the Treasury of the Province of Salta approved an extension to the “Contract for the service of collecting, processing and arranging information, managing the loan portfolio and performing collection procedures related to the receivables of the IPDUV (Provincial Institute of Urban and Housing Development)" entered into on March 27, 2001, between such Agency and Banco Macro SA.	89,380	110,469
• On June 30, 2006, the Bank and Macro Fiducia SA entered into a management and custody agreement regarding the “RETUC 1” trust loan portfolio.	55,712	55,738
• On November 22, 2012 and 2013, November 26, 2014 and November 30, 2015, the Bank (trustor) and Macro Fiducia SA (trustee), created the financial trusts Fideicomiso Financiero Privado “SECANE I”, “SECANE II”, “SECANE III” and “SECANE IV”, respectively; in the trusts agreement the trustor assumes the role of collection agent, administration and custodian.	612,457	368,358
• On August 19, 2002, ABN AMRO Bank NV Sucursal Argentina, as trustee, the former Scotiabank Quilmes SA, as trustor, Banco Comafi SA, as an agent and collecting manager and the former Banco Bansud SA (currently Banco Macro SA), entered into an “Agreement for the LAVERC financial trust’s collection administration and management”. On May 4, 2015, the Bank incorporated the loan portfolio to its equity.		70,015
• Other portfolios managed by the Bank.	290,078	332,626
Total	1,101,992	992,159

14.	MUTUAL FUNDS

As of December 31, 2015, the Bank, in its capacity as Depository Company, held in custody the interest in Mutual Funds subscribed by third parties and assets from the following mutual funds:

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015

(Translation of financial statements originally issued in Spanish – See Note 26)

(Figures stated in thousands of pesos, except for where indicated)

Fund	Shares of interest	Equity	Assets (1)
Pionero Pesos	649,982,255	1,579,677	1,268,836
Pionero Renta Ahorro	1,150,675,261	4,544,136	4,557,223
Pionero F F	59,075,157	195,604	200,978
Pionero Renta	85,413,221	810,949	892,786
Pionero Acciones	3,497,547	32,245	33,069
Pionero Renta Dólares	6,027	25
Pionero Empresas FCI Abierto PYMES	89,089,874	143,588	145,379
Pionero Consumo	80,081	122	119
Argenfunds Renta Pesos	471,507,853	636,736	637,394
Argenfunds Renta Argentina	130,824,065	189,351	275,785
Argenfunds Ahorro Pesos	842,854,206	1,745,667	1,735,285
Argenfunds Renta Privada FCI	197,943,427	386,261	525,069
Argenfunds Abierto Pymes	57,751	35	1

(1)	These amounts reflect the mutual funds’ assets and are recorded under the “Checks and securities in custody” memorandum account.

15.	BANK DEPOSIT GUARANTEE INSURANCE SYSTEM

Law No. 24,485, and Presidential Decree No, 540/1995, provided for the organization of a Bank Deposit Guarantee Insurance System, characterized as being limited, mandatory and for valuable consideration, designed to provide coverage for risks inherent in bank deposits, subsidiary and supplementary to the bank deposit privileges and protection offered by the system created by Financial Institutions Law. Such law also provided for the organization of Sedesa to manage the Deposit Guarantee Fund. Such company was organized in August 1995. The Bank holds an 8.7559% equity interest therein, according to the percentages set forth in Central Bank Communiqué “B” 10981 of March 26, 2015.

This system shall cover the deposits up to the amount of 350 in Argentine pesos and foreign currency with the participating institutions as checking accounts, savings accounts, certificates of deposit or any other modes determined by the Central Bank, as long as the requirements under Presidential Decree No. 540/1995 and any others established by the enforcement agency are fulfilled. On the other hand, Central Bank established that the deposits made by other financial institutions, those made by persons related to the Bank, and deposits of securities, among others, must be excluded from the deposit guarantee system.

16.	TRUST ACTIVITIES

The Bank is related to different types of trusts. The different trust agreements are disclosed below, according to the Bank’s business purpose:

16.1	Financial trusts for investment purposes

The Bank holds investment as describe in Note 7.2.

Debt securities include mainly:

-	prepayments towards the placement price of trust securities of the financial trusts under public offerings, made by the Bank through underwriting agreements (Mila, Garbarino, Credicuotas consume and Credimas). The assets managed for these trusts are mainly related to securitizations of consumer loans. Trust securities are placed once the public offering is authorized by the CNV. Upon expiry of the placement period, once all trust securities have been placed on the market, the Bank recovers the disbursements made, plus an agreed-upon compensation (“underwriting Price”). If after making the best efforts, such trust securities cannot be placed, the Bank (“Underwriter”) will retain the securities subject to underwriting and,

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015

(Translation of financial statements originally issued in Spanish – See Note 26)

(Figures stated in thousands of pesos, except for where indicated)

-	debt securities related to Loma Blanca Financial Trust.

According to the latest accounting information available as of the date of issuance of these financial statements, the corpus assets of the trusts, exceed the carrying amount in the related proportions.

Additionally, Note 7.1. to the consolidated financial statements, includes a list of the holdings for investment held by the Bank´s subsidiaries.

16.2	Trusts created using financial assets transferred by the Bank

The Bank transferred financial assets (loans) to trusts for the purpose of issuing and selling securities for which collection is guaranteed by the cash flow resulting from such assets or group of assets. This way the funds that were originally used to finance the loans are obtained earlier.

As of December 31, 2015 and 2014, considering the latest available accounting information as of the date of the financial statements, the assets managed through Macro Fiducia SA (subsidiary) of this type of trusts amounted to 35,339 and 20,668, respectively.

Additionally, Note 7.2. to the consolidated financial statements includes a list of those trusts with similar purposes to those included in this note, but created with corpus assets transferred by the Bank’s subsidiaries.

16.3	Trusts guaranteeing loans granted by the Bank

As it is common in the Argentine banking market, the Bank requires, in some cases, that the debtors present certain assets or entitlements to receive assets in a trust as a guarantee for the loans granted. This way, the risk of losses is minimized and access to the security is guaranteed in case of the debtor's noncompliance.

Trusts usually act as conduits to collect cash from the debtor’s flow of operations and send it to the bank for the payment of the debtor’s loans and thus ensure compliance with the obligations assumed by the trustor and guaranteed through the trust.

Additionally, other guarantee trusts manage specific assets, mainly real property.

Provided there is no noncompliance or delays by debtor in the obligations assumed with the beneficiary, the Trustee shall not execute the guaranty and all excess amounts as to the value of the obligations are reimbursed by the Trustee to the debtor.

As of December 31, 2015 and 2014, considering the latest available accounting information as of the date of the financial statements, the assets managed by the Bank and Macro Fiducia SA (subsidiary) amounted to 176,113 and 493,078, respectively.

16.4	Trusts in which the Bank acts as trustee (management)

The Bank performs management duties of the corpus assets directly according to the agreements, performing only trustee duties and has no other interests in the trust.

In no case shall the Trustee be liable with its own assets or for any obligation deriving from the performance as trustee. Such obligations do not imply any type of indebtedness or commitment for the trustee and they will be fulfilled only through trust assets. In addition, the trustee will not encumber the corpus assets or dispose of them beyond the limits established in the related trust agreements. The fees earned by the Bank from its role as trustee are calculated according to the terms and conditions of the agreements.

Trusts usually manage funds derived from the activities performed by trustors, for the following main purposes:

-	Guaranteeing, in favor of the beneficiary the existence of the resources required to finance and/or pay certain obligations, such as the payment of amortization installments regarding work or service certificates, and the payment of invoices and fees stipulated in the related agreements.

-	Promoting the production development of the private economic sector at a provincial level.

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015

(Translation of financial statements originally issued in Spanish – See Note 26)

(Figures stated in thousands of pesos, except for where indicated)

-	Being a party to public work concession agreements granting road exploitation, management, keeping and maintenance.

As of December 31, 2015 and 2014, considering the latest available accounting information as of the date of the financial statements, the assets managed by the Bank amounted to 772,102 and 614,284, respectively.

Additionally, Note 7.3. to the consolidated financial statements includes a list of those trusts with similar purposes to those included in this note, but managed by the Bank’s subsidiaries.

17.	INFORMATION REQUIRED BY THE CNV

17.1	Compliance with requirements to act in the capacity of agents belonging to different categories of agents defined by the CNV.

Considering Banco Macro SA’s current operations, and according to the different categories of agents established by CNV General Resolution 622, the Bank is registered with this agency as an agent for the custody of collective investment products of mutual funds (AC PIC FCI), comprehensive clearing and settlement agent and trading agent (ALyC y AN - integral), and financial trustee Agent category (FF).

Additionally, the Bank’s shareholders´ equity exceeds the minimum amount required by this regulation, amounting to 25,000, as well as the minimum offsetting required of 11,000, which the Bank paid-in at the end of the fiscal year with government securities as described in Note 8.

17.2	Documentation in custody

As a general policy, the Bank delivers for custody to third parties, the documentary support of its aged accounting and management operations, i.e those whose date is prior to the last fiscal year-end, except for the inventory book, in which aging is deemed to include those with a date prior to the two fiscal years ended. In compliance with CNV General Resolution No. 629 requirements, the Bank has kept (i) the inventory books for fiscal years ended through December 31, 2012 included, and (ii) certain documentation supporting the economic transactions for fiscal years ended through December 31, 2014, included, under the custody of the following companies: AdeA Administradora de Archivos SA (warehouse located at Ruta 36, km 31.5, Florencio Varela, Province of Buenos Aires) and ADDOC Administración de Documentos SA (warehouse located at avenida Circunvalación, between Camino San Carlos and 60 cuadras, Province of Cordoba and avenida Sargento Cayetano Beleira 410, formerly Ruta 8 Km 51.2, Pilar, Province of Buenos Aires).

18.	MINIMUM CASH AND MINIMUM CAPITAL REQUIREMENTS

18.1	Accounts identifying compliance with the minimum cash requirements:

The items computed by the Bank to constitute the minimum cash requirement effective for December 2015 are listed below, indicating the balances as of month-end of the related accounts:

Item	12/31/2015
Cash
Amounts in Central Bank accounts	11,255,835
Other receivables from financial intermediation
Special guarantee accounts with the Central Bank	1,368,704
Total	12,624,539

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015

(Translation of financial statements originally issued in Spanish – See Note 26)

(Figures stated in thousands of pesos, except for where indicated)

18.2	Minimum capital requirements:

As the table disclosed, the minimum capital requirements measured on an individual basis, effective for December 2015, along with its computable capital as of the end of that month:

Item	12/31/2015
Minimum capital requirement	7,444,078
Computable capital	13,696,472
Excess amount	6,252,394

19.	RISK MANAGEMENT POLICIES

Within the framework of the Corporate Governance policy, the Board of Directors of the Bank resolved the creation of a Risk Management Committee and appointed a Comprehensive Risk Manager.

Its duties includes ensuring that an independent risk management be established, establishing policies, procedures and measurement methodologies and report systems which allow the identification, measurement and monitoring of the risk under its charge and also, the duties of each organizational level in the process.

The Comprehensive Risk manager coordinates the heads of financial risk, credit risk and operational risk.

The risk management process includes the establishment of the exposure limits for each risk by the Board of Directors, a follow-up on the exposure to each limit by the persons in charge, the preparation of regular reports for the Risk Management Committee, a follow-up on the alerts and the implementation of action plans regarding the alerts and the guidelines for developing stress tests.

The system is supplemented with policies and procedures specific to each risk (financial, credit, operational, counterparty credit, country risk, securitization, reputational, compliance, strategic risks, among others).

In addition, the Credit Risk Management area is in charge of interpreting, executing and guaranteeing the application of the General Credit Policy approved by the Board of Directors, ensuring proper identification, assessment, control, follow-up and mitigation of the credit risk, pursuant to the internal and external standards and regulations on the matter. Credit Risk Management reports functionally to the Deputy General Commercial Manager.

Comprehensive risk managment

“The Comprehensive Risk Management area is formed by the Financial Risk, Credit Risk and Operational Risk sectors. The main procedures carried out are:

•	Stress tests

The process of stress test includes documenting and formalizing the program as well as the persons in charge of carrying it out, the frequency of testing and the validation of the system. It also contemplates the Contingency Plan based on the test results. The Risk Management Committee leads and coordinates this application.

•	Economic capital calculation

The Comprehensive risk Department estimates the economic capital for each one of the individual risks (market, liquidity, interest rate, credit, counterparty credit, concentration, operational, securitization, strategic and reputational) determined for the Bank on a consolidated basis. The methods used for subsidiaries are exactly the same.

Quantified economic capital was implemented as a formal procedure, both currently and prospectively, and is a tool used in the day-to-day management of risks, in preparing the Business Plan and the Stress Tests.

The methods used to measure the economic capital of each risk were documented and approved by Management, pursuant to the internal rules on Corporate Governance and Risk Management.

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015

(Translation of financial statements originally issued in Spanish – See Note 26)

(Figures stated in thousands of pesos, except for where indicated)

The most significant risks managed by the Bank are disclosed as follows:

•	Financial risk

Financial risk is understood to be the group comprising Liquidity, Market and Interest Rate risks, which, independently or in an interrelated manner, can affect the Bank’s liquidity and solvency.

Definitions

Liquidity Risk is mainly understood to be the funding liquidity risk, defined as that in which Grupo Macro is unable to efficiently meet cash flows that are both expected and unexpected, current and noncurrent and with guarantees, without hindering daily operations or the financial situation. Market Liquidity Risk is understood to be the risk that the Bank may not be able to offset or unwind a position at market price.

Market Risk is defined as the possibility of incurring losses in on-and off-balance sheet positions as a result of adverse fluctuations in the market price for various assets.

Interest Rate Risk is defined as the possibility that there may be changes in the Bank’s financial situation as a result of fluctuations in the interest rates, which may have adverse effects on the Bank’s net financial income and financial value.

Process

The Bank has strategies, policies and limits defined for each exposure which have been approved by the Board of Directors within the framework of Market, Liquidity and Interest Rate Risk management. These are also applicable to the subsidiaries in a consolidated framework. This process is reviewed periodically by the Risk Management Committee in accordance with Central Bank guidelines for Financial Institutions Risk Management and the adjustments or amendments approved by the Board of Directors.

The purpose of the Financial Risk Policy is to ensure that the Risk Management Committee and Senior Management have the proper procedures, tools and information enabling them to measure, manage and control the applicable risks.

The Risk heads will report regularly, to the Assets and Liabilities (Cap) and the Risk Management Committees on the financial risk exposure and the effects that may be caused in the Bank´s financial margin. A set of predetermined reports is prepared enabling a clear comparison between the existing exposure and the policy on limits.

The Cap is in charge of setting out the Bank’s financial strategy, analyzing the markets and establishing the policies on assets and liabilities, considering, market, liquidity, interest rate and currency risks.

The Financial Risk area uses the following instruments in preparing its reports: sensitivity analysis, stress tests, index curves and other simulations. The adoption of measures regarding the detected departures based on the information provided is left to Senior Management’s discretion, for which it must take into consideration several factors such as the market conditions or the complexity and variety of transactions, considering the defined action plans. The Risk Management Committee learns about these situations and the plans implemented, analyzing the impact on risk exposure. As a result, it may require an explanation about the case from Senior Management or, based on its survey, recommend adjustments to the policies, procedures and limits to the Board of Directors.

The goal set by the Board of Directors is to maintain an adequate degree of liquidity through the prudent management of assets and liabilities, in regard to both the cash flow as well as the concentration thereof.

The administration of liquidity is supported by an adequate planning process that considers the current and future cash needs, as well as possible changes in economic, political, regulatory and other conditions.

This makes it necessary to identify forecast and possible cash outflows, as well as alternative strategies to handle assets and liabilities in critical situations.

The reports prepared contemplate the following aspects: changes in yield curves; a mismatch of assets and liabilities in relation to currency, rates, terms and based on their volatility and speed of realization; changes, rates and volatility of term deposits, and the participation of institutional investors; liquidity and interest rate risk; established limits and issuance of warnings.

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015

(Translation of financial statements originally issued in Spanish – See Note 26)

(Figures stated in thousands of pesos, except for where indicated)

The Bank evaluates the Liquidity Risk situation through different tools, some of which include:

-	Cash Flow at Risk (CFAR): it is calculated as the difference between the liquidity gap, obtained in the average or expected scenario and that resulting from the critical scenario. The liquidity average scenario is obtained from the arithmetic mean of simulated liquidity scenarios, while the critical scenario is obtained by applying the percentile related to that confidence level for that set of simulation;

-	stress tests: they are used to quantify the impact as a result of illiquidity scenarios arising from different shocks in the risk factors involved;

-	Liquidity Coverage Ratio (LCR): this indicator shows the liquidity coverage over the outflows of funds within the next 30 days. Through different weightings factors established by Basel, the indicator is able to capture those outflows in systemic stress situations.

Market Risk is measured by computing the Var (value at risk), which consists in the maximum expected loss for a trading portfolio over a certain period of time and with a 99% confidence level.

As to the interest rate risk, Economic Value methodology (EVM), is used to measure the risk of sensitive assets and liabilities to interest rate. Through stochastic processes, different interest rate scenarios are estimated, for which different Bank´s economic values will be obtained. Var is the difference between the expected economic value (“mean value”) and the economic value for a specific confidence level and holding period as a result of simulations.

There are Contingency Plans which are assessed and reviewed on a regular basis by the Risk Management Committee.

Credit risk

The Credit Risk Area reporting to the Comprehensive Risk Management area participates in the development of the individual stress test program for credit risk and comprehensive stress tests, cooperates in defining scenarios and follows up results. It also participates in the design and implementation of contingency plans for credit risk purposes.

It is in charge of reviewing and adapting methodology and the economic capital calculation model for credit risk purposes through the capital adequacy assessment process, which, with different development and implementation stages, form part of the Bank Action Plan being undertaken to adjust to local regulations (Communiqués “A” 5394 and “A” 5398), the Basel principles and best practices for risk management.

This area is in charge of proposing and monitoring the internal limits of tolerance to credit risk, as well as defining indicators, specifying their calculation method and expressing the grounds used for alert and cap selection. Its include an automated tool for the calculation of key performance indicators, for which alert and limit values have been determined in order to monitor business changes according to the risk appetite defined by the Board of Directors. The results produced by this tool are included in a report on the credit risk tolerance limits, which is submitted to the Risk Management Committee for its consideration and to adopt corrective measures where necessary

Securitization risk

The Bank and its subsidiaries do not assume any significant risks involving securitization activities. This operation consists mainly in financing, such as prepayments of prices and underwriting in the placement of debt securities of Corporate Banking customers, loans to trusts which are given the same treatment as legal entities and potentially securitizing the proprietary portfolio.

Holding debt securities or certificates of participation in trust generally creates exposure related mainly to credit risk and interest rate risk, just as in a traditional credit transaction. Therefore, they are included in the assessment and administration of each one of the risks involved.

Operational risk

The Bank adopted the definition of Operational risk under the Basel II Accord and the definition established by the Central Bank through its Communiqué “A” 5398, which consists in the risk of suffering losses due to the lack of adjustment or defects in the internal processes, systems or persons, or due to external events.

This definition includes legal risk but excludes strategic and reputation risk.

The Bank has policies, procedures and structures, appointing a Head of Operational Risk. The Operational Risk Committee’s main mission is to secure an Operational Risk Management plan which includes policies, programs, measurements and competencies for identifying, assessing and managing risks, with the purpose of assisting Area Managers and the Bank’s Board of Directors, in an environment of rapidly changing and significant risks.

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015

(Translation of financial statements originally issued in Spanish – See Note 26)

(Figures stated in thousands of pesos, except for where indicated)

In this context, the Evolutionary Comprehensive Operational Risk Management Model was developed, which involves the identification, measurement, management and monitoring of operational risks. A training plan was designed to begin conveying the concepts inherent to Operational Risk and the cultural change that this generates, and an implementation plan of the model was put into practice to achieve full implementation of all of its stages.

A quantitative approach is used to measure operational risk and technological risk, which includes the following:

-	assessing all relevant processes;

-	integrating the operational and technological risk assessment models;

-	applying risk impact and frequency evaluation matrices for the assessment of processes and subprocesses;

-	the quantitative assessment of the risks, identifying action plans and proposals for improving the critical processes, all in full compliance with the objectives set forth;

-	the procedure to gather information on events and losses, the purpose of which is to reduce incidents and loss amounts, thus incorporating a quantitative assessment into the risk management model, by registering risk events and losses in a centralized database;

-	the IT tool put into practice to manage operational risk, used to manage identified risks and calculate the different indicators so as to have an information system providing an overall view of the results of the different practices and tools involved in operational risk management; and

-	the methodology through which the IT areas identify, assess and control the risks related to the Bank’s information assets and to specific events, creating information that is later taken into account in decision-making processes.

As regards Risk Management related to the IT and information systems, the Bank has contingency and business continuity plans in place to minimize the risks that could affect the Bank’s continuity of operations.

The Bank has an incentives system to manage operational risk in such a way that it would encourage involvement and risk assessment. The risk assessment policy has also been reinforced for new products and in modifications to existing products.

In addition, the implementation of improvements on the different functions of the risk management system also continued.

Credit risk management

Credit Risk Management is in charge of interpreting, executing and guaranteeing the application of the General Credit Policy approved by the Board of Directors, ensuring proper identification, assessment, control, follow-up and mitigation of the credit risk, pursuant to the internal and external standards and regulations on the matter.

Credit risk results from the possibility of loss derived from customers or counter-parties from fully or partially breaching financial obligations they have undertaken with the Bank.

The Bank has counter-party and credit risk policies and strategies the purpose of which is to ensure that risks fall within a risk tolerance level decided by the Board of Directors and Central Bank and other oversight agency regulations.

It has the proper structure, procedures and different tools (information systems, rating and monitoring systems, measurement models, recovery policies) which enable it to handle risk effectively.

For loan granting, there are specific policies and procedures for Corporate Banking clients and Consumer Banking clients, which in turn differ, according to the segment to which they belong (Public or Private Payroll, Retirees or Open Market).

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015

(Translation of financial statements originally issued in Spanish – See Note 26)

(Figures stated in thousands of pesos, except for where indicated)

Credit risk assessment for Consumer Banking clients includes the use of risk applications based on screening and scoring methods related to an arrears level. There is also a mass-scale and centralized qualification process for clients (which allows branches to provide assistance within defined margins) and credit prequalification models for assessment of potential customers from different sales campaigns.

Loans to Corporate Banking clients are analyzed in Credit Committee, which are made up of business and risk area officers from different levels, with powers to operate within them. Specialized risk analysts prepare a risk report per client (or group of companies), which serves to support the credit decisions made by Committee members. There are also decentralized assessment methods for Agro, SMEs and Microprojects, including screening and scoring parameters, which allow speeding up the approval of predefined products and smaller amounts. In order to authorize transactions involving lower amounts or self-liquidating collaterals, or temporary transactions, special credit powers have been granted to higher-rank officers based on their knowledge, experience and training.

Once the credit limits have been approved, the Credit Administration and Transactions Department controls the formalities and settlement of the transactions and every month it reviews the classification of debtors and the debtors’ guarantees, assessing the sufficiency of the provisions according to the standards established by the Central Bank.

In order to manage credit risk, assessment or score models are used (for admission, behavior and collections) for Retail Banking and Company Rating Models at different stages of the credit cycle, allocating an internal risk rating to customers, according to which the assigned credit limits are managed and according to which the portfolio is monitored. These tools are supplemented with the Expected Loss and Provision Models prepared by Management.

In turn, the Credit recovery Management Department is in charge of managing the recovery of non performing loans, aiming at integrating these actions into the other risk instances, which increases the efficacy of collection processes and provides information on recovery management results, so as to adjust the origination and expected loss models.

20.	CORPORATE GOVERNANCE TRANSPARENCY POLICY

As a financial institution, Banco Macro SA’s business activity is governed by Financial Institutions Law No. 21,526, as supplemented, and the regulations issued by the Central Bank. Moreover, the Bank adheres to the good banking practices laid out in Central Bank Communiqué “A” 5201 (Guidelines for Corporate Governance in Financial Institutions) as supplemented.

The Bank publicly trades its shares on the BCBA and, thus, it is subject to the regulations issued by the CNV.

Through General Resolution No. 622/13, the CNV established the minimum contents of the Corporate Governance Code, adding notions of good corporate governance to corporate management as guidelines or recommendations that seek to provide transparency thereto. The CNV does not require that the recommendations be implemented, although it does require that the Bank explain the reasons why it decided not to adopt the good practices described in such resolution by publishing a document called Information Report on Corporate Governance together with the letter to the shareholders for the fiscal year; the report is available on the website and that of such enforcement agency.

This regulation reinforces the notions contained in Capital Markets Law establishing principles such as “full disclosure”, “transparency”, “efficiency”, “public investor protection”, “equal footing between investors” and “protection of the stability of financial institutions and financial intermediaries”.

Moreover, as the Bank lists its shares on the NYSE, qualifying as a foreign private issuer, it is required to comply with certain corporate governance standards as established in section 303A of the NYSE’s Listed Company Manual, as amended.

The main guidelines under Central Bank Communiqué “A” 5293 as supplemented are as follows:

•	Board of Directors, Senior Management and Committees

The Bank’s Board of Directors is currently made up of ten members. Members are renewed by thirds and the appointed Directors remain in office for three fiscal years. Directors are appointed by the Shareholders’ Meeting.

Tree directors are independent, according to the guidelines set by CNV and the Central Bank regulations.

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015

(Translation of financial statements originally issued in Spanish – See Note 26)

(Figures stated in thousands of pesos, except for where indicated)

Directors should be morally suitable, experienced and knowledgeable in the banking business and meet the requirements established in the effective regulations.

Compliance with these requirements is assessed when the Shareholders’ Meeting appoints the directors and on a regular basis during their term of office.

In this regard, through its CREFI (Creation, Operation and Expansion of Financial Institutions) circulars, the Central Bank establishes the assessment criteria used for granting the authorization to the directors appointed by the Shareholders’ Meeting.

The Board of Directors delegates the usual affairs related to management and corporate activities to an Executive Committee with the assignment of specific duties as defined in the Bank’s bylaws.

In relation to Senior Management and Committees, see next paragraph Organizational structure

•	Ownership structure

As of December 31, 2015, the Bank’s shareholders are:

Full name / Corporate name	Percentage of capital stock	Percentage of votes

Brito Jorge Horacio	19.61	21.62

Carballo Delfín Jorge Ezequiel	19.11	20.85

ANSES FGS under Law No. 26,425	31.50	29.25

Grouped shareholders (Argentine stock exchanges)	6.79	6.93

Grouped shareholders (foreign stock exchanges)	22.99	21.35

•	Organizational structure

Senior management

Tree deputy general managers report to the Executive Committee; one is in charge of the commercial areas, the other one is in charge of the operating areas and the other one is in charge of the financials areas. Sixteen-line managers report to them. Additionally, the Bank has seven staff areas reporting directly to the Executive Committee.

Committes

Its states by-laws that the Board of Directors may establish Committee as they deem appropriate for corporate activities, as well as appoint their members. The followings committees operate in the bank:

Committee	Roles
Audit Committee	They are established in Capital Markets Law as supplemented.
Internal Audit Committee	Overseeing the proper operation of the internal control systems defined at the Bank through a periodic assessment thereof and contributing to improving the effectiveness of internal controls.
Risk Management Committee	It is in charge of monitoring Senior Management’s activities involving the management of credit, market, liquidity, operational, compliance and reputation risks, among others. It advises the Board of Directors on the Bank’s risks.
Assets and Liabilities Committee	Setting out the Bank’s financial strategy, analyzing the markets and establishing the policies on assets and liabilities, management of market, liquidity, interest rate and currency risks.

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015

(Translation of financial statements originally issued in Spanish – See Note 26)

(Figures stated in thousands of pesos, except for where indicated)

Committee	Roles
IT Committee	Overseeing the proper operation of the information technology environment and contributing to improving the effectiveness thereof.
Receivables Committee	Approving credit transactions based on credit capacity.
Legal Recovery department	Incumbent in defining payment arrangements exceeding the predetermined parameters, as well as reclassifying portfolio to be subject to legal proceedings or accounting retirements.
Personnel Incentives Committee	Ensuring the financial incentives for personnel system is consistent with the culture, the objectives, the business in the long term, the strategy and the control environment of the Bank.
Ethics and Compliance Committee	Ensuring the Bank has the proper means with which to promote correct decision-making and compliance with internal and external regulations.
Corporate Governance and Appointments Committee	The Committee’s duties include those related to the process of renewing and replacing Senior Management members and the succession plans. It is also in charge of applying the Corporate Governance Code at the Bank and at its subsidiaries.
Anti-money Laundering Committee	Planning and coordinating compliance with the policies established by the Board of Directors on the matter.

Branches

The Bank has a broad network of branches (408) throughout Argentina.

Subsidiaries

The Bank carries out certain transactions through its subsidiaries, which are identified in Note 1.2. to the Bank’s consolidated financial statements (see also Notes 9. and 3. to the stand-alone and consolidated financial statements, respectively).

Business lines

The Bank’s business lines and transactions with trusts are mentioned in Notes 1. and 16., respectively.

•	Incentive practices

The Bank has a personnel incentives system based on the identification of officers’ “outstanding performance”, which is understood to be their contribution in connection with the obtained results and their manner of conducting management.

The Incentives Committee is in charge of ensuring for the financial incentives for personnel system to be consistent with the culture, the objectives, the business in the long term, the strategy and the control environment of the Bank, and the prudent assumption of risks. The Incentives Committee is the body responsible for approving the Compensation Policy (salary and variable incentives), as well as any reviews it may require.

The Incentives System in place is based on assessing personal competence and performance associated with the compliance of non-related organizational objectives to be compensated based on extraordinary profit targets or direct financial achievement. The system is also adjusted according to the objective premise of generating sustained revenues (on a sustainable basis), thus, when establishing the total amount of compensation with regard to income (loss) for the year, extraordinary income is not taken into account. The system only provides cash compensation.

The Compensation Policy also includes a specific chapter regarding how remuneration is set and adjusted. In this case, the idea is to compensate personnel by ensuring performance recognition, internal equity, external competitiveness, productivity, efficiency and added value, finding an appropriate point of equilibrium with the business’s economic capacity and consistency in the long term.

The following aspects are taken into consideration:

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015

(Translation of financial statements originally issued in Spanish – See Note 26)

(Figures stated in thousands of pesos, except for where indicated)

-	the complexity of the positions, their contribution to the organization’s strategy and the professional development attained by the employee;

- employees with enhanced performance in achieving their objectives and assuming greater responsibilities; and

- levels of remuneration that are competitive in comparison to market levels.

•	Codes of ethics and conduct

The Bank adheres to the best practices and requires that all its employees act according to the highest standards of personal and professional integrity in all aspects of their activities.

In addition, compliance with its Code of Conduct and other policies and procedures governing employee conduct is considered to be essential. Moreover, the Code of Ethics for directors and officers is supplemental to the Bank’s Code of Conduct.

•	Role of financial agent

The Bank is a financial agent for the Provinces of Misiones, Salta and Jujuy. In addition, the subsidiary Banco del Tucumán SA is a financial agent for the Province of Tucumán and the Municipality of San Miguel de Tucumán. See also Notes 2.1. through 2.4.

•	Transactions with related parties – Policy on conflict of interest

As an authorized financial institution, Banco Macro S.A. complies with the provisions and reporting requirements established in Financial and Foreign Exchange Institutions Law No. 21,526 and the regulations issued by the regulatory agency (Central Bank).

As established by the legislation (Argentine General Associations Law No. 19,550), specific applicable regulations (Capital Markets Law as supplemented), professional accounting standards (TR No. 21) and best practice recommendations, the Bank reports on the transactions with related parties in notes to the financial statements. Such transactions are carried out under usual market conditions. See also Notes 9. and 3. to the stand-alone and consolidated financial statements, respectively.

Under current Argentine legislation, directors are required to perform their duties with the loyalty and diligence of a prudent business man. Directors are jointly and severally liable before the Bank, the shareholders and third parties for a poor performance of duties and infringements to the law, bylaws and regulations, as the case may be, and are responsible for repairing the damages caused by fraud, abuse of authority or negligence.

The loyal duties of a director are considered to include: (i) the ban from using corporate assets and the confidential information to which he/she may have access for personal purposes; (ii) the ban from taking advantage or, due to errors or omissions, allowing a third party to take advantage of the Bank’s business opportunities, (iii) the obligation of acting as director only for the purposes established in the law, the Bank’s bylaws or the intention of the shareholders or the Board of Directors; and (iv) the obligation of taking extreme care so that the acts conducted by the Board of Directors have no direct or indirect effects against the Bank’s interest.

A director should notify the Board of Directors and the Audit Committee about any conflict of interest there may be in a transaction proposal and should refrain from voting on the matter.

•	Public information

The information related to corporate governance at the Bank is included within the transparency policy contained in such precepts and, hence, is available to interested members of the public on the website www.macro.com.ar (“Conocenos” – Relaciones con Inversores) and, additionally, some guidelines are disclosed in other notes and exhibits to these financial statements. Moreover, the Bank’s public information is disclosed on the websites of the Central Bank (www.bcra.gob.ar) and the CNV (www.cnv.gob.ar).

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015

(Translation of financial statements originally issued in Spanish – See Note 26)

(Figures stated in thousands of pesos, except for where indicated)

21.	SUMMARY JUDGEMENTS AND SANCTIONS APPLIED BY THE CENTRAL BANK AND CERTAIN REGULATORS

The Central Bank Communiqué “A” 5689 requires banks to disclose in their financial statements certain information regarding summaries and sanctions received from certain regulators, regardless of the amounts involved and the final conclusions of each cause. The information required as of December 31, 2015 is disclosed below:

21.1.	Summary Judgements initiated by the Central Bank:

Criminal Foreign Exchange Regime Summary: No. 4674 dated 04/14/2011.

Reason: Supposed infraction of article No. 1 incs. e) and f) and No. 2 inc f) of the Criminal Foreign Exchange Law (“CFEL”), in an exchange operation transaction with a suspended customer with no Central Bank authorization.

Responsible: Banco Macro SA, as the follow-on of Nuevo Banco Bisel SA and Branch Manager (Mariano Raúl Misino and Roberto David Luna).

Status: The Central Bank raised the summary to the Criminal Office of the Federal Court No. 3 of the Judicial Department in Córdoba.

Criminal Foreign Exchange Regime Summary: No. 5645 dated 01/07/2014.

Reason: Supposed infraction of article No. 1 incs. e) and f) y No. 2 inc f) of the CFEL, for foreign exchange transactions with no Central Bank authorization.

Responsible: Banco Macro S.A and Responsible for Foreign Trade and Foreign Exchange (Susana Lerman, José Luis Vejo, Jorge Francisco Scarinci and Horacio Ricardo Javier Sistac).

Status: In process at the Central Bank. On 05/22/2015 the summary evidence period was initiated. This probationary period has already concluded. The BCRA ordered that the proceedings be filed with a criminal court and, therefore, they are currently pending with the Economic Criminal Trial Court in and for the City of Buenos Aires No. 11, Clerk’s Office No. 22, under case file No. 1282/2015.

Criminal Foreign Exchange Regime Summary: No. 6545 dated 09/03/2015.

Reason: Supposed infraction of article No. 1 incs e) and f) of CFEL and Central Bank Communiqué “A” 5264, as supplemented, for foreign exchange transactions with a customer without the documentation to support the genuineness of the transaction.

Responsible: Banco Macro S.A and Responsible for Foreign Trade and Foreign Exchange (Susana Lerman, José Luis Vejo, Jorge Francisco Scarinci and Horacio Ricardo Javier Sistac, Carlos Daniel Gomez and Oscar Luis Romero).

Status: In process at the Central Bank.

21.2.	Sanctions imposed by the Central Bank:

Financial summary: No. 1227 dated 04/10/2008.

Reason: Supposed infraction of Communiqué “A" 2241; CREFI-2; Chapter IV, Section 4, point 4.1. and 4.2., involving two capital contributions to its subsidiary Sudbank and Trust Company Ltd. (currently Macro Bank Limited) with no previous Limited) with no previous Central Bank authorization. Original sanction amount: 2,625, current sanction amount: 1,400

Responsible: Banco Macro SA Directors (Jorge Horacio Brito; Delfín Jorge Ezequiel Carballo; Juan Pablo Brito Devoto; Luis Carlos Cerolini; Carlos Enrique Videla; Fernando Andrés Sansuste, Enrique Jaratz and Jorge Pablo Brito).

Status: On 11/05/2013 the fine was debited from Banco Macro´s account 00285 at the Central Bank. On 11/20/2013 a direct appeal was filed against Resolution No. 723 issued by SEFyC (Argentine regulatory agency of financial and foreign exchange institutions), on 10/10/2013, representing the Bank and the natural persons subject to the summary proceeding, before the Federal Court of Appeals in Contentious and Administrative Matters in the City of Buenos Aires (CNACAF). As a result of the appeal filed, on 04/14/2015, the Bank was notified about the resolution that reduced the amount of the fine. On 04/29/2015 the Central Bank filed a federal extraordinary appeal to CNACAF. El 06/10/2015 se acusó la caducidad de la instancia extraordinaria atento a la falta de impulso procesal del BCRA; in the alternative, notice of the extraordinary appeal filed was answered. On October 6, 2015, notice was served regarding the request made to the BCRA. On November 24, 2015, Courtroom IV declared the nullity of the extraordinary instance, with charges to be borne by the losing BCRA. Measures are being taken for reimbursement of the amounts paid for fines exceeding the reductions established by the court. The request was dismissed because the court understands that it is beyond its jurisdiction.

Financial summary: No. 1380 dated 03/11/2013.

Reason: Supposed excess in the assets used for guarantee purpose which should have been used for related statutory operation ratios; failure to fulfill with the limitations of deposits increase, lack of veracity in book records, neglect to present the corresponding accounting disclosure of such excess and failures according to Central Bank requirements. Sanction amount: 2,000

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015

(Translation of financial statements originally issued in Spanish – See Note 26)

(Figures stated in thousands of pesos, except for where indicated)

Responsible: Former Banco Privado de Inversiones SA, Directors, Statutory Audit Committee and Corporate Service Manager (Alejandro Manuel Estrada, Raúl Fernández, Alejandro Carlos Estrada, Eduardo Guillermo Castro, Jorge Norberto Cerrotta, Armando Rogelio Pomar, Carlos Soulé and Baruki Luis Alberto Gonzalez).

Status: On 06/12/2015 the Central Bank passed Sentence No. 527, imposing fines to those responsible. On 06/25/2015 the fine was paid. On 07/10/2015 a direct appeal was filed against such resolution to CNACAF. On December 2015, the sanction amount was recovered by the Entity as a result of the guarantee provided by the sellers at the moment of acquisition of the shares of former BPI SA. On September 2015, the appeals were presented at the Sala II of CNACAF. On 10/07/2015, the Court informed BCRA about the appeal presented by the Bank and on 11/12/2015, on December 11, 2015, the court took into account the answer to the service of notice of the direct appeal granted to the BCRA. Proceedings were referred to the Prosecutor’s Office, where they are pending to date.

Financial summary: No. 1394 dated 08/01/2013.

Reason: Supposed failure of Communiqué “A” 3700. CREFI 2-36, Exhibit, Item I, Sub-item 5.2. For presenting out of term the corresponding documentation regarding the appointment of authorities.

Responsible: Banco Macro SA and Chairman (Jorge Horacio Brito).

Status: On 12/02/2014 the Central Bank passed Sentence No. 828, imposing the sanction to those responsible. On 02/02/2015 the Bank rejected the resolution and presented an appeal to revoke the sentence at the Central Bank. On 03/27/2015 the Central Bank passed Sentence No. 272, whereby the appeal was dismissed and the sanction was confirmed.

Financial summary: No. 1401 dated 08/14/2013.

Reason: Supposed failure of financing to the non-financial public sector, for temporary overdrafts through checking accounts of the Municipality of Córdoba and Reconquista. Sanction amount: 2,400.

Responsible: Banco Macro SA and Directors (Jorge Horacio Brito, Jorge Pablo Brito and Marcos Brito).

Status: On 03/02/2015 the Central Bank passed Resolution No. 183/15 imposing fines to the Bank, which were debited from the Bank´s account 00285 on 03/12/2015. On 03/30/2015 a direct appeal was filed against such resolution to CNACAF. On April 2015 the appeal was presented at the Sala IV of the Federal Contentious Administrative Court of Appeals under No. 19,971/2015. On 06/23/2015 the Court informed BCRA about the appeal presented by Banco Macro. On 09/24/2015 proceedings were returned and are ready for the issuance of a decision.

21.3.	Sanctions imposed by the Financial Information Unit (UIF).

File: No. 62/2009 dated 01/16/2009.

Reason: Purchase of foreign currency from April 2006 through August 2007. Sanction amount: 718

Responsible: Banco Macro SA and those in charge of Anti-money laundering regulation compliance (Juan Pablo Brito Devoto and Luis Carlos Cerolini).

Status: UIF passed Resolution No. 72/2011 on 06/09/2011, imposing fines to those responsible. An appeal was presented at CNACAF

File: No. 62/2009 (extension) dated 09/06/2011.

Reason: Extension of the summary issued by Resolution 72/2011 for transaction performed from 04/03/2006 through 10/11/2006. Sanction amount: 538.

Responsible: Banco Macro SA and those in charge of Anti-money laundering regulation compliance (Fernando Andrés Sansuste).

Status: UIF passed Resolution No. 04/2014 imposing fines to those responsible. An appeal was presented at CNACAF.

File: No. 6338/2011 dated 11/23/2011.

Reason: Purchase of foreign currency. Sanction amount: 2,136

Responsible: Banco Macro SA, Directors and those in charge of Anti-money laundering regulation compliance. (1)

Status: UIF passed Resolution No. 110/2014 imposing fines to those responsible. An appeal was presented at CNACAF.

File: No. 6420/2011 dated 11/23/2011.

Reason: Purchase of foreign currency. Sanction amount: 822.

Responsible: Banco Macro SA, Directors and those in charge of Anti-money laundering regulation compliance. (1)

Status: UIF passed Resolution No. 124/2014 imposing fines to those responsible. An appeal was presented at CNACAF. On 04/21/2015 the Court rejected the appeal presented and confirmed UIF resolution No. 124/2014. On 05/08/2015, an extraordinary appeal was presented to the Argentine Supreme Court (CSJN). On 06/09/2015 the Court denied the extraordinary appeal presented, with cost. On 06/17/2015 a complaint appeal was presented to CSJN, as denial of extraordinary appeal. As of the date, the file was sent to the Attorney General’s Office to issue its resolution prior to the Argentine Supreme Court’s decision.

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015

(Translation of financial statements originally issued in Spanish – See Note 26)

(Figures stated in thousands of pesos, except for where indicated)

File: No. 6406/2011 dated 11/23/2011.

Reason: Purchase of foreign currency. Sanction amount: 677.

Responsible: Banco Macro SA, Directors and those in charge of Anti-money laundering regulation compliance. (1)

Status: UIF passed Resolution No. 171/2014 imposing fines to those responsible. An appeal was presented at CNACAF. On 10/08/2015 the Court admitted the direct appeal presented and annulled the Resolution No. 171/2014, admitting the prescription defense. UIF presented an extraordinary appeal against such CNACAF sentence. On November 17, 2015, the Court decided to dismiss the extraordinary appeal filed by the Financial Information Unit (“UIF”). As of the date, the file is pending with the Argentine Supreme Court due to the petition for denied appeal filed by the UIF.

File: No. 6407/2011 dated 11/23/2011.

Reason: Purchase of foreign currency. Sanction amount: 802.

Responsible: Banco Macro SA, Directors and those in charge of Anti-money laundering regulation compliance. (1)

Status: UIF passed Resolution No. 132/2014 imposing fines to those responsible. An appeal was presented at CNACAF. On 09/18/2015, the court ordered that the file be rendered for final decision.

File: No. 6405/2011 dated 12/07/2011.

Reason: Purchase of foreign currency. Sanction amount: 1,504.

Responsible: Banco Macro SA, Directors and those in charge of Anti-money laundering regulation compliance. (1)

Status: UIF passed Resolution No. 26/2014 imposing fines to those responsible. An appeal was presented at CNACAF. On 10/08/2015 the Court admitted the direct appeal presented and annulled the Resolution No. 26/2014, admitting the prescription defense. UIF presented an extraordinary appeal against such CNACAF sentence. On November, 17, 2015, the Court decided to dismiss the extraordinary appeal filed by the Financial Information Unit (“UIF”). As of the date, the file is pending with the Argentine Supreme Court due to the petition for denied appeal filed by the UIF.

File: No. 6491/2011 dated 12/07/2011.

Reason: Banco Suquía SA –Deposits in checking account. Sanction amount: 791.

Responsible: Banco Macro SA, Directors and those in charge of Anti-money laundering regulation compliance (Juan Pablo Brito Devoto and Luis Carlos Cerolini – as Compliance Officers and Directors- and Jorge Horacio Brito, Delfín Jorge Ezequiel Carballo, Fernando Andrés Sansuste, Jorge Pablo Brito, Roberto Julio Eilbaum, Alejandro Macfarlane, Carlos Enrique Videla) Guillermo Eduardo Stanley and Constanza Brito – as Directors of Banco Macro SA).

Status: UIF passed Resolution No. 118/2014 imposing fines to those responsible. An appeal was presented at CNACAF. On 10/08/2015 the Court admitted the direct appeal presented and annulled the Resolution No. 118/2014, admitting the prescription defense. UIF presented an extraordinary appeal against such CNACAF sentence. The court ordered service of notice of such appeal to the Bank for a term of 10 business days. On November, 17, 2015, the Court decided to dismiss the extraordinary appeal filed by the Financial Information Unit (“UIF”). As of the date, the file is pending with the Argentine Supreme Court due to the petition for denied appeal filed by the UIF.

File: No. 6612/2011 dated 12/28/2011.

Reason: Purchase of foreign currency. Sanction amount: 688.

Responsible: Banco Macro SA, Directors and those in charge of Anti-money laundering regulation compliance. (1)

Status: UIF passed Resolution No. 53/2014 imposing fines to those responsible. An appeal was presented at CNACAF. The court ordered that the file be rendered for final decision.

File: No. 6614/2011 dated 12/28/2011.

Reason: Purchase of foreign currency. Sanction amount: 843.

Responsible: Banco Macro SA, Directors and those in charge of Anti-money laundering regulation compliance. (1)

Status: UIF passed Resolution No. 6/2014 imposing fines to those responsible. An appeal was presented at CNACAF. The court ordered that the file be rendered for final decision.

File: No. 160/2012 dated 05/10/2012.

Reason: Purchase of foreign currency. Sanction amount: 376.

Responsible: Banco Macro SA, Directors and those in charge of Anti-money laundering regulation compliance. (Jorge Horacio Brito, Delfín Jorge Ezequiel Carballo, Juan Pablo Brito Devoto, Jorge Pablo Brito, Luis Carlos Cerolini, Roberto Julio Eilbaum, Alejandro Macfarlane, Carlos Enrique Videla, Guillermo Eduardo Stanley and Constanza Brito).

Status: UIF passed Resolution No. 160/2015 imposing fines to those responsible. An appeal was presented at CNACAF. On 11/23/2015 the Attorney General issued a resolution stating that the court should dismiss the request for unconstitutionality filed by the Bank. On November 30, 2015, the court ordered that the file be rendered for final decision.

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015

(Translation of financial statements originally issued in Spanish – See Note 26)

(Figures stated in thousands of pesos, except for where indicated)

File: No. 517/2012 dated 06/27/2012.

Reason: Purchase of foreign currency. Sanction amount: 1,857.

Responsible: Banco Macro SA, Directors and those in charge of Anti-money laundering regulation compliance. (Luis Carlos Cerolini – as Compliance Officer and Director - and Jorge Horacio Brito, Delfín Jorge Ezequiel Carballo, Fernando Andrés Sansuste, Juan Pablo Brito Devoto, Jorge Pablo Brito, Roberto Julio Eilbaum, Alejandro Macfarlane, Carlos Enrique Videla, Guillermo Eduardo Stanley and Constanza Brito – as Directors of Banco Macro SA).

Status: UIF passed Resolution No. 500/2014 imposing fines to those responsible. An appeal was presented at CNACAF. On 09/01/2015 the UIF answered the service of notice of the direct appeal filed. On October 9, 2015, the Bank filed a brief whereby it dismissed informative evidence and requested documentary evidence. On October 9, 2015, the court took into account the Bank’s request and ordered that the file be rendered for final decision.

(1)	Fernando Andrés Sansuste, Juan Pablo Brito Devoto y Luis Carlos Cerolini – as Compliance Officer and Director - and Jorge Horacio Brito, Delfín Jorge Ezequiel Carballo, Jorge Pablo Brito, Roberto Julio Eilbaum, Alejandro Macfarlane, Carlos Enrique Videla, Guillermo Eduardo Stanley and Constanza Brito – as Directors of Banco Macro SA.

Although, sanctions do not involve material amounts, as of the date of issuance of these financial statements, the total amount of monetary sanctions received, pending to be paid for been appealed or about to be appealed, amounted to 11,752, which was recorded according to Communiqué “A” 5689 of Central Bank.

Additionally, there are pending summaries at CNV and UIF, as described below:

CNV Resolution: No. 17,529 dated 09/26/2014.

Reason: Potential non-compliance with the obligation to inform a “Significant Event”.

Responsible: Banco Macro SA, Directors, Statutory Audit Committee members and person in charge of Market relations (Jorge Horacio Brito, Delfín Jorge Ezequiel Carballo, Juan Pablo Brito Devoto, Jorge Pablo Brito, Luis Carlos Cerolini, Roberto Julio Eilbaum, Alejandro Macfarlane, Carlos Enrique Videla, Guillermo Eduardo Stanley, Constanza Brito, Daniel Hugo Violatti, Ladislao Szekely, Santiago Marcelo Maidana and Herman Fernando Aner).

File: No. 248/2014 (UIF note presidency 245/2013 11/26/2013) dated 07/30/2014.

Reason: Alleged deficiencies in preparing certain “Reports on suspicious transactions (ROS)” due to cases of infringement detected in certain customer files.

Responsible: Banco Macro SA, Directors and those in charge of Anti-money laundering regulation compliance (Luis Carlos Cerolini (as Compliance Officer and Director) and Jorge Horacio Brito, Delfin Jorge Ezequiel Carballo, Juan Pablo Brito Devoto, Jorge Pablo Brito, Alejandro Macfarlane, Carlos Enrique Videla, Guillermo Eduardo Stanley, Constanza Brito, Emanuel Antonio Alvarez Agis, Marcos Brito and Rafael Magnanini –as Directors of Banco Macro SA).

The Bank Management and its legal advisors consider no further significant accounting effects than could arise from the effect of the above mentioned situations.

22.	TAX AND OTHER CLAIMS

22.1.	The AFIP (Federal Public Revenue Agency) and provincial tax authorities have reviewed the tax returns filed by the Bank related to income tax, minimum presumed income tax and other taxes (mainly turnover tax).

The most significant ongoing claims arising from the previous paragraph are detailed below:

a)	Afip challenged the income tax returns filed by the former Banco Bansud SA (for the fiscal years since June 30, 1995, through June 30, 1999, and of the irregular six-month period ended December 31, 1999) and by the former Banco Macro SA (for the fiscal years ended since December 31, 1998, through December 31, 2000).

The matter under discussion that has not been resolved as yet and on which the regulatory agency bases its position is the impossibility of deducting credits that have collateral security, an issue that has been addressed by the Federal Administrative Tax Court and CSJN in similar cases, which have issued resolutions that are favorable to the Bank’s position.

b)	Afip challenged a compensation amount arising from the tax on bank account transactions for 2008, which was used to settle the amount reported in the income tax return filed by former Banco Bisel for tax period 2008, taking into account that the origin could only be computed as from the tax period following the one in which it was used. An appeal was filed with the Federal Administrative Tax Court in order to challenge the resolution issued by the Afip.

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015

(Translation of financial statements originally issued in Spanish – See Note 26)

(Figures stated in thousands of pesos, except for where indicated)

c)	City of Buenos Aires tax authorities attributed a turnover tax difference to Banco Macro SA for fiscal period 2002, in relation to the treatment of the compensation bond, over which a precautionary measure was issued in 2009 in favor of the Bank by the Federal Court of First Instance in Countentios and Administrative No. 6, which was confirmed by the Sala IV of the CNACAF.

d)	City of Buenos Aires tax authorities attributed a turnover tax difference to former Banco Privado de Inversiones for fiscal periods 2002 and 2003. On October 19, 2015, Courtroom II of the Administrative and Tax Contentious Court of Appeals confirmed the trial court decision as it agreed with the Bank in that the “compensation bond” is not subject to turnover tax. On December 21, 2015, the Bank was notified that the Buenos Aires City Government filed an action for declaration of unconstitutionality with the Buenos Aires City Highest Court, which is pending resolution. In 2009, the Buenos Aires City Government filed a collection claim and obtained an attachment for 827 (see also Note 8).

Additionally, there are other appeals filed with the Tax Court, which are not relevant.

22.2.	Moreover, as a result of a lawsuit filed in 2007 by consumers’ association “ADECUA” claiming about various aspects related to the collection of the “life insurance” charge for products marketed by former Banco Privado de Inversiones SA, on November 29, 2010, the parties reached a settlement agreement, approved by the Federal Commercial Court in and for the City of Buenos Aires No. 3, clerk’s office No. 5, and complied with by the Bank.

However, on March 22, 2013, the judge hearing the case ordered to adjust the performance of the agreement, as regards the reimbursement of the funds to the customers from whom the charge had been collected, a resolution which was appealed by the Bank.

On April 24, 2014, the Court of Appeals dismissed the appeals filed and changed what was resolved in First Instance, ordered the Agreement nullity, to continue with the proceeding and to allow the Bank to answer the complaint. Such resolution was appealed by the Bank.

Additionally, there are other claims filed by consumers’ associations against the Bank, which are not relevant.

The Bank’s Management and its tax and legal advisors believe there are no additional significant effects to those already recognized in the books that may result from the final outcome of such claims.

23.	CHANGES IN THE ARGENTINE MACROECONOMIC ENVIRONMENT, AND THE SITUATIONS OF THE FINANCIAL AND CAPITAL SYSTEM AND THE BANK

The international and local macroeconomic context generates a certain degree of uncertainty regarding its future progress as a result of the volatility of financial assets, the foreign exchange market and the economic level growth, among other issues, which has been observed globally with various degrees of intensity and different behavior, over the last few years. In addition, at a local level, there is hight volatility of government and private securities and in interest rates, as well as somewhat increase significant changes in the prices for other relevant economic variables, such as salary costs, the prices of the main raw materials and the exchange rate. In addition, resolution is currently pending in a claim against the Argentine Government by holders of government securities who did not join the debt restructuring carried out in 2005 and 2010, which has generated consequences in the interest payment service of certain government securities.

Specifically in connection with the Argentine foreign exchange market, from October 2011 through mid-December 2015, there were certain restrictions to access the MUyLC (single and freely-floating foreign exchange market), the only market approved by Argentine regulations for purchasing and selling foreign exchange. As from that date, the new authorities of the Federal Government made appropriate amendments to current foreign exchange regulations, while there was a significant Argentine peso depreciation with respect to the US dollar.

The Federal Government has also implemented new monetary and tax policies, such as the regulation of lending and borrowing rates, restrictions to foreign currency positions and operations involving foreign-currency futures at the different markets, among others.

Therefore, the Bank’s Management permanently monitors the change of the abovementioned situations in international and local markets, to determine the possible actions to adopt and to identify the possible impacts on its financial situation that may need to be reflected in the financial statements for future periods.

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015

(Translation of financial statements originally issued in Spanish – See Note 26)

(Figures stated in thousands of pesos, except for where indicated)

24.	RESTRICTION ON EARNINGS DISTRIBUTION

a)	According to Central Bank regulations 20% of income for the year plus / minus prior-year adjustments and less accumulated losses as for the prior year-end, if any, should be allocated to the Legal Reserve. Consequently, upcoming Shareholders´ Meeting shall apply 1,001,684 out of “Unappropriated retained earnings” to increase such legal reserve.

b)	As established in the issuance conditions for the instruments representing long term debt mentioned in Note 11.a.1), the upcoming Shareholders’ Meeting shall apply 190,198 out of “Unappropriated retained earnings” to set a special reserve for the interest to be paid upon the maturities, taking place in June and December 2016.

c)	Under Law No. 25,063, dividends to be distributed in cash or in kind in excess of taxable income accumulated as of the end of the fiscal year immediately preceding the payment or distribution date shall be subject to a 35% income tax withholding as a single and definitive payment. For this purpose, income to be considered in each year will result from adding dividends or earnings from other corporations not computed in the calculation of those earnings in the same tax period(s) to the earnings determined under application of Income Tax Law, and deducting the tax paid for the tax period(s) in which the earnings, or the related proportional amount, being distributed were generated.

Additionally, from the amendments introduced by Law No. 26,893, distributions of dividends (except for shares) to individuals of the country or foreign individuals or legal entities shall be subject to a 10% income tax.

d)	Through Communiqué “A” 5827 with effective date January 1, 2016, the Central Bank establishes the general procedure to distribute earnings, keeping the provisions under Communiqué “A” 5694 effective through December 31, 2015. According to that procedure, earnings may only be distributed previously express authorization of the Central Bank, and only if the following circumstances are met like not records of financial assistance from the Central Bank due to illiquidity or shortages in payments of minimum capital or minimum cash requirement deficiencies, there are no sanctions established by certain regulators entities, weighted to be significant, and/or no corrective measures have been applied, among other previous conditions listed in the abovementioned communiqué.

Therefore, earnings may only be distributed to the extent that income was booked, after deducting, on a nonaccounting basis, from unappropriated retained earnings and the voluntary reserve for future distribution of earnings, the amounts of the legal and statutory reserves which are mandatory, the positive net difference between the book value and market value or present value reported by the Central Bank, as the case may be, of government debt securities and/or monetary regulation instruments issued by the Central Bank not valued at market value and the amounts recognized in the bank assets due to court cases related to deposits, among other items.

On December 31, 2015, an adjustment to Unappropriated retained earnings was performed as a result of the positive difference arise from the book value and the market value of unlisted government securities for an amount of 31,020.

In addition, the maximum amount to be distributed cannot exceed the minimum capital requirements, considering solely for this purpose a 75% incremental adjustment to the total minimum capital required.

Finally, the Bank shall verify whether –after the proposed earning distribution– a capital maintenance margin equal to 0.875% of risk-weighted assets is kept, apart from the minimum capital required by regulations, to be integrated by of level-1 ordinary capital (COn1), net of deductible items (CDCOn1).

e)	Under CNV General Resolution No. 593, the Shareholders’ Meeting in charge of analyzing the annual financial statements will be required to establish a specific use for the Bank’s retained earnings, whether through the actual distribution of dividends, the capitalization thereof through the delivery of bonus shares, the creation of voluntary reserves additional to the legal reserve or a combination of any of these applications.

Among other issues, the Regular Shareholders´ Meeting held on April 23, 2015, decided to distribute cash dividends up to the amount of 596,254. Such distribution is pending approval by Central Bank.

25.	FINANCIAL STATEMENTS PUBLICATION

Under Communiqué “A” 760, the Central Bank prior intervention is not required for the publication of these financial statements.

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015

(Translation of financial statements originally issued in Spanish – See Note 26)

(Figures stated in thousands of pesos, except for where indicated)

26.	ACCOUNTING PRINCIPLES – EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH

These financial statements are presented on the basis of the accounting standards set forth by the Central Bank and, except for the effects of the matters mentioned in Note 5., in accordance with argentine professional accounting standards effective in the City of Buenos Aires. Certain accounting practices applied by the Bank may not conform with accounting principles generally accepted in other countries.

Jorge H. Brito
Chairperson

EXHIBIT A

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF DECEMBER 31, 2015 AND 2014

(Translation of financial statements originally issued in Spanish - See Note 26)

(Figures stated in thousands of pesos)

	12/31/2015		12/31/2014	12/31/2015
Name	Market or Present Value	Book balance	Book balance	Position without options (1)	Options	Final position

GOVERNMENT AND PRIVATE SECURITIES

GOVERNMENT SECURITIES

Holdings booked at market value
- Local
Discount bonds denominated in pesos at 5.83% - Maturity: 2033		1,596,215	861,594	1,597,679		1,597,679
Federal government bonds in pesos at Badlar + 2% - Maturity: 03-28-2017		484,928	494,833	484,928		484,928
Federal government bonds in pesos at Badlar Private + 2% - Maturity: 2016		337,075	377,042	337,075		337,075
Federal government treasury bonds - Maturity: May 2016		313,686		310,079		310,079
Federal government treasury bonds - Maturity: March 2016		143,470		148,186		148,186
Consolidation bonds in pesos - 8° Serie		119,030	65,005	117,919		117,919
Federal government treasury bonds - Maturity: July 2016		76,822		76,822		76,822
Federal government bonds in pesos at Badlar Private + 2,50% - Maturity: 2019		47,577	38,560	47,571		47,571
Secured bonds in pesos under Presidential Decree No. 1579/02 at 2% - Maturity: 02-04-2018		44,030	54,512	43,828		43,828
Federal government bonds in pesos at Badlar Private + 3% - Maturity: 2017		22,647		13,963		13,963
Other		16,151	714,863	22,835		22,835

Subtotal holdings booked at market value		3,201,631	2,606,409	3,200,885		3,200,885

Holdings booked at amortized cost
- Local
Province of Chubut Treasury Bills Series XVI - Maturity 11-24-16	400,179	400,682		400,179		400,179
Argentine saving bond for the economy development U$S at 4% - Maturity: 07-27-2016	198,378	196,411	129,184	198,378		198,378
Province of Neuquén Treasury Bills Class I Series III in pesos	126,673	130,764		126,673		126,673
Federal government bonds in pesos at Badlar Private + 2,5% - Maturity: 2019	115,302	115,302	161,937	115,302		115,302
Province of Neuquén guarantee Treasury Bills Class I Series II in pesos - Maturity: 07-03-2017	67,704	67,704		67,704		67,704
Province of Entre Ríos Treasury Bills - Maturity: 12-11-2016	26,096	26,031	25,487	26,096		26,096
Province of Chaco Treasury Bills Class I in pesos	24,556	24,556		24,556		24,556
Province of Neuquén guarantee Treasury Bills Class I Series I in pesos - Maturity: 05-28-2016	19,945	19,723		19,945		19,945
Deposit certificates of investment	11,640	17,681		11,640		11,640
Province of Mendoza Bills - Maturity: 10-22-2016	4,439	4,439		4,439		4,439
Other			15,453	27,672		27,672

Subtotal Holdings booked at amortized cost		1,003,293	332,061	1,022,584		1,022,584

Jorge H. Brito
Chairperson

EXHIBIT A

(Continued)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF DECEMBER 31, 2015 AND 2014

(Translation of financial statements originally issued in Spanish - See Note 26)

(Figures stated in thousands of pesos)

	12/31/2015		12/31/2014	12/31/2015
Name	Market value or Present Value	Book balance	Book balance	Position without options (1)	Options	Final position

INSTRUMENTS ISSUED BY THE CENTRAL BANK OF ARGENTINA

Central Bank of Argentina Internal Bills at market value - Own portfolio
Central Bank of Argentina Internal Bills in pesos – Maturity: 01-27-2016		903,789		903,789		903,789
Central Bank of Argentina Internal Bills in pesos – Maturity: 02-17-2016		530,132		530,132		530,132
Central Bank of Argentina Internal Bills in pesos – Maturity: 02-10-2016		528,381		528,381		528,381
Central Bank of Argentina Internal Bills in pesos – Maturity: 02-03-2016		523,342		521,402		521,402
Central Bank of Argentina Internal Bills in pesos – Maturity: 03-02-2016		509,059		509,059		509,059
Central Bank of Argentina Internal Bills in pesos – Maturity: 03-16-2016		467,919		467,919		467,919
Central Bank of Argentina Internal Bills in pesos – Maturity: 01-06-2016		317,920		317,920		317,920
Central Bank of Argentina Internal Bills in pesos – Maturity: 02-24-2016		306,585		306,585		306,585
Central Bank of Argentina Internal Bills in pesos – Maturity: 01-20-2016		205,738		205,738		205,738
Central Bank of Argentina Internal Bills in pesos – Maturity: 01-13-2016		189,282		189,282		189,282
Other			3,288,286
Subtotal Central Bank of Argentina Internal Bills at market value - Own Portfolio		4,482,147	3,288,286	4,480,207		4,480,207

Central Bank of Argentina Internal Bills - Under Repo Transactions
Central Bank of Argentina Internal Bills in pesos – Maturity: 02-04-2015			32,030
Central Bank of Argentina Internal Bills in pesos – Maturity: 05-20-2015			4,077
Subtotal Central Bank of Argentina Internal Bills - Under repo Transactions			36,107

Central Bank of Argentina Internal Bills at amortized cost - Own Portfolio
Central Bank of Argentina Internal Bills in pesos – Maturity: 03-30-2016		473,269		473,269		473,269
Central Bank of Argentina Bills in USD payables in dollars – Maturity: 01-13-2016		433,596		433,596		433,596
Central Bank of Argentina Internal Bills in pesos – Maturity: 02-03-2016		396,999		396,999		396,999
Central Bank of Argentina Bills in USD payables in dollars – Maturity: 01-20-2016		277,202		277,202		277,202
Central Bank of Argentina Bills in USD payables in dollars – Maturity: 01-06-2016		198,469		198,469		198,469
Central Bank of Argentina Bills in USD payables in dollars – Maturity: 03-09-2016		150,822		150,822		150,822
Central Bank of Argentina Internal Bills in pesos – Maturity: 04-06-2016		139,436		139,436		139,436
Central Bank of Argentina Bills in USD payables in dollars – Maturity: 03-16-2016		114,185		114,185		114,185
Central Bank of Argentina Bills in USD payables in dollars – Maturity: 01-27-2016		103,892		103,892		103,892
Central Bank of Argentina Bills in USD payables in dollars – Maturity: 03-02-2016		96,555		96,555		96,555
Other		717,433	1,875,583	717,433		717,433

Subtotal Central Bank of Argentina Internal Bills at amortized cost - Own portfolio		3,101,858	1,875,583	3,101,858		3,101,858

Total Instruments issued by the Central Bank of Argentina		7,584,005	5,199,976	7,582,065		7,582,065
Total Government securities		11,788,929	8,138,446	11,805,534		11,805,534

Jorge H. Brito
Chairperson

EXHIBIT A

(Continued)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF DECEMBER 31, 2015 AND 2014

(Translation of financial statements originally issued in Spanish - See Note 26)

(Figures stated in thousands of pesos)

	12/31/2015		12/31/2014	12/31/2015
Name	Market value or Present Value	Book balance	Book balance	Position without options (1)	Options	Final position

Investments in listed private securities

Capital Instruments
- Local
Petrolera Pampa SA		276,211	99,231	276,211		276,211
Siderar SAIC		218,781	154,670	218,781		218,781
YPF SA		196,423	258,458	196,423		196,423
Aluar Aluminio Argentino		195,354	124,724	195,354		195,354
Telecom Argentina Stet-France Telecom SA		156,951	87,378	156,951		156,951
Petrobras Energía SA		45,674	30,286	45,674		45,674
Molinos Rio de la Plata SA		20,419	8,858	20,419		20,419
Cresud SAIC		13,015	9,169	13,015		13,015
IRSA Inversiones y Prestaciones SA		2,833	2,886	2,833		2,833
Alto Palermo SA (Apsa)		1,738	995	1,738		1,738
Subtotal Capital Instruments		1,127,399	776,655	1,127,399		1,127,399
Total Investments in listed private securities		1,127,399	776,655	1,127,399		1,127,399
Total government and private Securities		12,916,328	8,915,101	12,932,933		12,932,933

(1) The position without options as of December 30, 2015, results from the following disclosure:
Holdings as of December 31, 2015		12,907,947
Plus: Spot and forward purchases pending settlement		66,884
Less: Spot and forward sales pending settlement		41,898
		12,932,933

Jorge H. Brito
Chairperson

EXHIBIT B

FINANCING-FACILITIES CLASSIFICATION BY SITUATION

AND GUARANTEES RECEIVED

AS OF DECEMBER 31, 2015 AND 2014

(Translation of financial statements originally issued in Spanish - See Note 26)

(Figures stated in thousands of pesos)

	12/31/2015	12/31/2014

COMMERCIAL

In normal situation	21,682,457	15,197,007
With Senior “A” guarantees and counter-guarantees	3,255,449	1,352,637
With Senior “B” guarantees and counter-guarantees	4,311,545	2,839,846
Without Senior guarantees or counter-guarantees	14,115,463	11,004,524

Subject to special monitoring	31,441	67,494
In observation
With Senior “B” guarantees and counter-guarantees	2,465	31,279
Without Senior guarantees or counter-guarantees	28,976	36,215

Troubled	40,872	86,085
With Senior “B” guarantees and counter-guarantees	38,984	26,506
Without Senior guarantees or counter-guarantees	1,888	59,579

With high risk of insolvency	245,205	244,230
With Senior “A” guarantees and counter-guarantees	2,788	1,206
With Senior “B” guarantees and counter-guarantees	133,476	152,521
Without Senior guarantees or counter-guarantees	108,941	90,503

Irrecoverable	108,845
Without Senior guarantees or counter-guarantees	108,845

Subtotal Commercial	22,108,820	15,594,816

Jorge H. Brito
Chairperson

EXHIBIT B

(Continued)

FINANCING-FACILITIES CLASSIFICATION BY SITUATION

AND GUARANTEES RECEIVED

AS OF DECEMBER 31, 2015 AND 2014

(Translation of financial statements originally issued in Spanish - See Note 26)

(Figures stated in thousands of pesos)

	12/31/2015	12/31/2014

CONSUMER

Performing	37,573,849	25,765,495
With Senior “A” guarantees and counter-guarantees	556,449	499,578
With Senior “B” guarantees and counter-guarantees	2,296,924	2,110,321
Without Senior guarantees or counter-guarantees	34,720,476	23,155,596

Low risk	420,514	330,910
With Senior “A” guarantees and counter-guarantees	1,701	861
With Senior “B” guarantees and counter-guarantees	17,903	20,298
Without Senior guarantees or counter-guarantees	400,910	309,751

Medium risk	238,470	213,372
With Senior “A” guarantees and counter-guarantees	47
With Senior “B” guarantees and counter-guarantees	8,370	8,581
Without Senior guarantees or counter-guarantees	230,053	204,791

High risk	205,910	186,537
With Senior “A” guarantees and counter-guarantees	805	1,595
With Senior “B” guarantees and counter-guarantees	13,685	12,416
Without Senior guarantees or counter-guarantees	191,420	172,526

Irrecoverable	76,323	97,165
With Senior “B” guarantees and counter-guarantees	12,372	7,820
Without Senior guarantees or counter-guarantees	63,951	89,345

Irrecoverable according to Central Bank's rules	462	201
Without Senior guarantees or counter-guarantees	462	201

Subtotal Consumer	38,515,528	26,593,680
Total	60,624,348	42,188,496

Jorge H. Brito
Chairperson

EXHIBIT C

FINANCING-FACILITIES CONCENTRATION

AS OF DECEMBER 31, 2015 AND 2014

(Translation of financial statements originally issued in Spanish - See Note 26)

(Figures stated in thousands of pesos)

	12/31/2015		12/31/2014
Number of customers	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio

10 largest customers	3,625,405	5.98	2,051,695	4.86
50 next largest customers	4,478,695	7.39	3,911,770	9.27
100 next largest customers	3,530,211	5.82	2,822,271	6.69
Other customers	48,990,037	80.81	33,402,760	79.18

Total	60,624,348	100.00	42,188,496	100.00

Jorge H. Brito
Chairperson

EXHIBIT D

BREAKDOWN BY FINANCING TERMS

AS OF DECEMBER 31, 2015

(Translation of financial statements originally issued in Spanish - See Note 26)

(Figures stated in thousands of pesos)

	Terms remaining to maturity
Item	Matured	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total

Non-financial government sector	85	2,637	31,184	23	50,728	591,622	102,857	779,136
Financial sector		7,513	18,580	85,214	26,219	37,576	2,229	177,331

Non-financial private sector and foreign residents	654,009	22,384,138	6,171,948	5,257,811	5,696,277	7,788,526	11,715,172	59,667,881

Total	654,094	22,394,288	6,221,712	5,343,048	5,773,224	8,417,724	11,820,258	60,624,348

Jorge H. Brito
Chairperson

EXHIBIT E

DETAIL OF INVESTMENT IN OTHER COMPANIES

AS OF DECEMBER 31, 2015 AND 2014

(Translation of financial statements originally issued in Spanish - See Note 26)

(Figures stated in thousands of pesos)

							Information on the issuer
	12/31/2015					12/31/2014	Data from latest financial statements
Name	Class	Unit face value	Votes per share	Number	Amount	Amount	Main business activity	Year- end date	Capital stock	Shareholders' equity	Income for the year

In financial institutions, supplementary and authorized activities
- Subsidiaries
Local
Banco del Tucumán SA	Common	100	1	395,341	1,142,776	827,903	Financial institution	12-31-15	43,960	1,270,711	350,123
Macro Securities SA	Common	1	1	12,776,680	167,968	93,423	Brokerage house	12-31-15	12,886	169,715	75,110
Macro Fiducia SA	Common	1	1	6,475,143	18,032	17,812	Services	12-31-15	6,567	16,915	3,443
Macro Fondos SGFCISA	Common	1	1	327,183	15,545	7,488	Mutual funds management	12-31-15	1,713	81,202	71,004
Foreign
Macro Bank Limited	Common	1	1	39,816,899	595,553	376,230	Financial institution	12-31-15	86,501	595,553	219,323
Subtotal subsidiaries					1,939,874	1,322,856

- Non-subsidiaries
Local
Provincanje SA	Common	1	1	600,000	603	603	Processing servicies	12-31-14	7,200	5,813	(1,571)
Prisma Medio de Pagos (former Visa Argentina SA)	Common	1	1	1,141,503	3,554	3,554	Business services	05-31-15	15,000	432,442	371,110
COEL SA	Common	1	1	86,236	138	138	Financial Services	12-31-14	1,000	3,874	593
ACH SA (In liquidation)						196	Electronic information services	12-31-12	650	266	(105)
Mercado Abierto Electrónico SA	Common	1,200	1	8	121	121	Electronic market	12-31-14	242	37,385	12,485
Argentina Clearing SA	Common	2,500	1	30	31	31	Services	07-31-15	10,250	137,525	47,626
Garantizar SGR	Common	1	1	10,000	10	10	Mutual guarantee association	12-31-14	19,465	1,439,275	52,204
Foreign
Banco Latinoamericano de Exportaciones SA	Common	10	1	7,303	1,025	674	Financial institution	12-31-14	2,394,389	7,791,411	914,551
Banco Latinoamericano de Exportaciones SA	Com "E"	1	1			501	Financial institution
Subtotal non-subsidiaries					5,482	5,828

Total in financial institutions, supplementary and authorized activities					1,945,356	1,328,684

In other companies
- Non-subsidiaries
Local
Other					1,829	1,724
Foreign
SWIFT SA	Common	1	1	5	64	42	Services	12-31-14	2,693,104	3,386,078	301,403
Total in other companies					1,893	1,766
Total (1)					1,947,249	1,330,450

(1) As of December 31, 2015 and December 31, 2014 the Bank booked allowances for impairment in value amounting to 568 and 609, respectively (see Exhibit J).

Jorge H. Brito
Chairperson

EXHIBIT F

MOVEMENT OF BANK PREMISES AND EQUIPMENT AND OTHER ASSETS

AS OF DECEMBER 31, 2015

(Translation of financial statements originally issued in Spanish - See Note 26)

(Figures stated in thousands of pesos)

	Net book value at				Depreciation for the year		Net book
Item	beginning of fiscal year	Increases	Transfers	Decreases	Years of useful life	Amount	value at end of fiscal year

Bank premises and equipment
Buildings	452,559	153,040	40,041	244	50	22,388	623,008
Furniture and facilities	105,498	63,314	(40)	860	10	18,940	148,972
Machinery and equipment	245,151	128,007	262	100	5	96,529	276,791
Vehicles	26,596	15,173	113	1,012	5	16,367	24,503

Total	829,804	359,534	40,376	2,216		154,224	1,073,274

Other assets
Works in progress	364,037	426,964	(34,146)				756,855
Works of art	1,170	28					1,198
Prepayments for the purchase of assets	74,925	79,559	(563)				153,921
Foreclosed assets	113,941		(16)	1,699	50	1,811	110,415
Stationery and office supplies	24,512	23,894		21,475			26,931
Other assets	222,328	121,161	(5,651)	1,307	50	1,669	334,862

Total	800,913	651,606	(40,376)	24,481		3,480	1,384,182

Jorge H. Brito
Chairperson

EXHIBIT G

DETAIL OF INTANGIBLE ASSETS

AS OF DECEMBER 31, 2015

(Translation of financial statements originally issued in Spanish - See Note 26)

(Figures stated in thousands of pesos)

	Net book value at			Amortization for the year		Net book
Item	beginning of fiscal year	Increases	Decreases	Years of useful life	Amount	value at end of fiscal year
Goodwill (a)	44,736			10	14,052	30,684
Organization and development costs (b)	344,667	232,564	37	5	139,255	437,939

Total	389,403	232,564	37		153,307	468,623

(a)	Related to the difference between the total price of the transaction and the value by the equity method of Banco del Tucumán SA, former Nuevo Banco Bisel SA and former Banco Privado de Inversiones SA acquisitions.

(b)	Includes the cost of information technology projects hired from independent parties and leasehold improvements.

Jorge H. Brito

Chairperson

EXHIBIT H

DEPOSIT CONCENTRATION

AS OF DECEMBER 31, 2015 AND 2014

(Translation of financial statements originally issued in Spanish - See Note 26)

(Figures stated in thousands of pesos)

	12/31/2015		12/31/2014
Number of customers	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio

10 largest customers	6,922,528	10.19	5,099,796	10.58
50 next largest customers	5,708,638	8.41	4,685,951	9.72
100 next largest customers	3,602,795	5.31	2,594,395	5.38
Other customers	51,677,293	76.09	35,834,281	74.32

Total	67,911,254	100.00	48,214,423	100.00

Jorge H. Brito

Chairperson

EXHIBIT I

BREAKDOWN OF DEPOSITS, OTHER LIABILITIES FROM FINANCIAL INTERMEDIATION AND

SUBORDINATED CORPORATE BONDS

AS OF DECEMBER 31, 2015

(Translation of financial statements originally issued in Spanish - See Note 26)

(Figures stated in thousands of pesos)

	Terms remaining to maturity
Item	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total

Deposits	52,811,871	11,900,254	2,083,270	1,089,383	23,145	3,331	67,911,254

Other liabilities from financial intermediation

Central Bank of Argentina	6,275	1,083	1,621	2,800	106	105	11,990
International Banks and Institutions	26,508	65,341	6,749				98,598
Non-subordinated corporate bonds		49,005			1,383,667		1,432,672
Financing received from Argentine financial institutions	45,654	2,862	4,329	8,799	18,244	5,996	85,884
Other	4,058,153	620,299	1,644	911		96,112	4,777,119

	4,136,590	738,590	14,343	12,510	1,402,017	102,213	6,406,263

Subordinated corporate bonds			6,868			1,950,750	1,957,618

Total	56,948,461	12,638,844	2,104,481	1,101,893	1,425,162	2,056,294	76,275,135

Jorge H. Brito

Chairperson

EXHIBIT J

CHANGES IN ALLOWANCES AND PROVISIONS

AS OF DECEMBER 31, 2015

(Translation of financial statements originally issued in Spanish - See Note 26)

(Figures stated in thousands of pesos)

	Balances at beginning of	Increases	Decreases		Balances at end of the
Breakdown	fiscal year	(1)	Charge off	Reversals	fiscal year
ALLOWANCES
Loans
For uncollectibility risk and impairment in value	1,083,760	975,327	694,579	9,213	1,355,295
Other receivables from financial intermediation
For uncollectibility risk and impairment in value	231,346	5,993	4,852	997	231,490
Receivables from financial leases
For uncollectibility risk	4,456	915	34	25	5,312
Investments in other companies
For impairment in value	609	118	159		568
Other receivables
For uncollectibility risk	5,180	2,106	2,760	67	4,459

Total allowances	1,325,351	984,459	702,384	10,302	1,597,124

PROVISIONS
Contingent commitments	2,264	4,339		13	6,590
For other contingencies	109,786	148,152	104,096	4	153,838
Difference from court deposits dollarization	18,363	9,561			27,924
Administrative, disciplinary and criminal sanctions		14,152	2,400		11,752

Total Provisions	130,413	176,204	106,496	17	200,104

(1) See Notes 3.5.f). and 3.5.m).

Jorge H. Brito

Chairperson

EXHIBIT K

CAPITAL STRUCTURE

AS OF DECEMBER 31, 2015

(Translation of financial statements originally issued in Spanish - See Note 26)

(Figures stated in thousands of pesos)

Shares			Capital stock (1)
		Votes per	Issued
Class	Stock number	share	Outstanding	Paid in

Registered common stock A	11,235,670	5	11,236	11,236
Registered common stock B	573,327,358	1	573,327	573,327

Total	584,563,028		584,563	584,563

(1) See Note 10.

Jorge H. Brito

Chairperson

EXHIBIT L

FOREIGN CURRENCY BALANCES

AS OF DECEMBER 31, 2015 AND 2014

(Translation of financial statements originally issued in Spanish - See Note 26)

(Figures stated in thousands of pesos)

	12/31/2015							12/31/2014

	Total Parent	Total per currency
	company and		Pound	Swiss
Items	local branches	US dollar	sterling	franc	Yen	Euro	Other	Total

ASSETS
Cash	8,884,780	8,797,067	2,406	4,402	1,150	53,327	26,428	4,731,883
Government and private securities	2,216,743	2,216,743						803,954
Loans	1,865,929	1,865,929						1,873,167
Other receivables from financial intermediation	133,206	133,199				7		259,626
Investments in other companies	596,642	596,642						377,447
Other receivables	166,107	166,107						81,242
Items pending allocation	4,291	4,291						3,107

Total	13,867,698	13,779,978	2,406	4,402	1,150	53,334	26,428	8,130,426

LIABILITIES
Deposits	7,778,623	7,778,623						2,998,040
Other liabilities from financial intermediation	2,322,008	2,306,557	303	2,145		13,002	1	1,632,907
Other liabilities								3,079
Subordinated corporate bonds	1,957,618	1,957,618						1,287,317
Items pending allocation	9	9						4

Total	12,058,258	12,042,807	303	2,145		13,002	1	5,921,347

MEMORANDUM ACCOUNTS
DEBIT-BALANCE ACCOUNTS
(except contra debit-balance accounts)
Contingent	1,534,612	1,534,607				5		1,191,573
Control	62,036,844	61,906,683				130,161		1,483,902
Derivatives	11,821	11,821						8,759
CREDIT-BALANCE ACCOUNTS
(except contra credit-balance accounts)
Contingent	1,279,632	1,271,436				8,196		246,643
Control	1,307	1,307						130

Jorge H. Brito

Chairperson

EXHIBIT N

CREDIT ASSISTANCE TO RELATED PARTIES

AS OF DECEMBER 31, 2015 AND 2014

(Translation of financial statements originally issued in Spanish - See Note 26)

(Figures stated in thousands of pesos)

Item	12/31/2015 (1)	12/31/2014 (1)

Loans
Overdrafts	66,312	20,685
Without Senior guarantees or counter-guarantees	66,312	20,685
Documents	48,365
With Senior “A” guarantees and counter-guarantees	31,144
Without Senior guarantees or counter-guarantees	17,221
Mortgage and pledge	3,554	7,588
With Senior “B” guarantees and counter-guarantees	3,346	7,122
Without Senior guarantees or counter-guarantees	208	466
Personal	811	614
Without Senior guarantees or counter-guarantees	811	614
Credit cards	32,305	8,939
Without Senior guarantees or counter-guarantees	32,305	8,939
Other	188,423	199,258
Without Senior guarantees or counter-guarantees	188,423	199,258
Total loans	339,770	237,084

Other receivables from financial intermediation	6,414	12,929

Receivables from financial leases and other	10,195	10,692

Contingent Commitments	130,955	3,724

Investments in other companies	1,940,348	1,323,331
Total	2,427,682	1,587,760

Provisions	4,014	3,057

(1) As of December 31, 2015 and 2014 all debtors are classified in performing situation.

Jorge H. Brito

Chairperson

EXHIBIT O

DERIVATIVE FINANCIAL INSTRUMENTS

AS OF DECEMBER 31, 2015

(Translation of financial statements originally issued in Spanish - See Note 26)

(Figures stated in thousands of pesos)

Type of contract	Purpose of the transactions performed	Underlying asset	Type of settlement	Negotiation environment or counter-party	Originally agreed weighted monthly average term	Residual weighted monthly average term	Weighted daily average term settlement of differences	Amount

Repo transactions	Intermediation - own account	Federal government securities	With delivery of underlying asset	MAE (over-the-counter electronic market)	1	1		5,497

Futures	Intermediation - own account	Foreign currency	Daily settlement of differences	MAE (over-the-counter electronic market)	7	4	1	3,447,291

Options	Intermediation - own account	Other	With delivery of underlying asset	Over The Counter - Residents in Argentina - Non-financial sector	25	7		150,342

Forward	Intermediation - own account	Foreign currency	Maturity settlement of differences	Over The Counter - Residents in Argentina - Non-financial sector	7	4	220	3,105,416

Jorge H. Brito

Chairperson

CONSOLIDATED BALANCE SHEETS

(Section 33, Law No. 19,550)

AS OF DECEMBER 31, 2015 AND 2014

(Translation of financial statements originally issued in Spanish -

See Note 26 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

		12/31/2015	12/31/2014
ASSETS

A.	CASH
	Cash on hand	5,575,677	4,703,574
	Due from banks and correspondents
	Central Bank of Argentina	11,956,958	9,459,016
	Local Other	17,046	17,921
	Foreign	1,852,327	1,253,156
	Other	813	535
		19,402,821	15,434,202

B.	GOVERNMENT AND PRIVATE SECURITIES
	Holdings booked at market value	4,955,290	3,469,616
	Holdings booked at amortized cost	1,005,691	336,302
	Instruments issued by the Central Bank of Argentina	8,302,992	5,729,925
	Investments in listed private securities	1,127,399	776,655
		15,391,372	10,312,498

C.	LOANS
	To the non-financial government sector	748,067	604,417
	To the financial sector
	Interfinancing - (granted call)	160,000	105,000
	Other financing to Argentine financial institutions	67,010	107,657
	Accrued interest, adjustments, foreign exchange and quoted price differences receivable	380	1,210
	To the non-financial private sector and foreign residents
	Overdrafts	4,707,889	3,385,551
	Documents	6,550,151	4,627,375
	Mortgage loans	3,508,512	2,466,073
	Pledge loans	2,152,645	1,857,121
	Personal loans	23,231,551	16,120,921
	Credit cards	14,793,346	9,189,482
	Other	7,078,576	5,835,233
	Accrued interest, adjustments, foreign exchange and quoted price differences receivable	1,186,116	831,683
	less: Unearned discount	(355,864)	(205,384)
	less: Allowances (Note 4.)	(1,495,964)	(1,186,044)
		62,332,415	43,740,295

Jorge H. Brito

Chairperson

CONSOLIDATED BALANCE SHEETS

(Section 33, Law No. 19,550)

AS OF DECEMBER 31, 2015 AND 2014

(Translation of financial statements originally issued in Spanish -

See Note 26 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

		12/31/2015	12/31/2014
D.	OTHER RECEIVABLES FROM FINANCIAL INTERMEDIATION
	Central Bank of Argentina	1,606,203	810,922
	Amounts receivable from spot and forward sales pending settlement	187,196	275,223
	Securities and foreign currency receivables from spot and forward purchases pending settlement	119,752	50,246
	Unlisted corporate bonds	603,567	463,816
	Receivables from forward transactions without delivery of underlying asset		136,613
	Other receivables not covered by debtors classification standards	604,344	501,417
	Other receivables covered by debtors classification standards	416,946	345,953
	Accrued interest receivables covered by debtors classification standards	273	673
	less: Allowances (Note 4.)	(243,028)	(235,755)
		3,295,253	2,349,108

E.	RECEIVABLES FROM FINANCIAL LEASES
	Receivables from financial leases	432,506	383,668
	Accrued interest and adjustments	6,778	5,202
	less: Allowances (Note 4.)	(5,352)	(4,459)
		433,932	384,411

F.	INVESTMENTS IN OTHER COMPANIES
	In financial institutions	1,025	1,176
	Other	11,479	11,561
	less: Allowances (Note 4.)	(1,595)	(1,506)
		10,909	11,231

G.	OTHER RECEIVABLES
	Receivables from sale of assets	36	2,804
	Other	983,440	607,819
	Accrued interest and adjustments receivable on from sale of assets	1	160
	Other accrued interest and adjustments receivable		14
	less: Allowances (Note 4.)	(4,596)	(5,383)
		978,881	605,414

H.	BANK PREMISES AND EQUIPMENT, NET	1,180,959	925,427

I.	OTHER ASSETS	1,405,155	808,239

J.	INTANGIBLE ASSETS
	Goodwill	30,684	44,736
	Organization and development costs	464,415	364,414
		495,099	409,150

K.	ITEMS PENDING ALLOCATION	25,163	15,659

TOTAL ASSETS		104,951,959	74,995,634

Jorge H. Brito

Chairperson

CONSOLIDATED BALANCE SHEETS

(Section 33, Law No. 19,550)

AS OF DECEMBER 31, 2015 AND 2014

(Translation of financial statements originally issued in Spanish -

See Note 26 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

		12/31/2015	12/31/2014
LIABILITIES

L.	DEPOSITS
	From the non-financial government sector	9,588,378	8,570,055
	From the financial sector	40,145	38,683
	From the non-financial private sector and foreign residents
	Checking accounts	14,062,853	11,896,322
	Savings accounts	15,507,850	11,013,878
	Time deposits	34,719,816	21,510,754
	Investment accounts	545,092	190,503
	Other	1,348,989	1,137,750
	Accrued interest, adjustments, foreign exchange and quoted price differences payable	708,475	358,609
		76,521,598	54,716,554

M.	OTHER LIABILITIES FROM FINANCIAL INTERMEDIATION
	Central Bank of Argentina
	Other	12,917	16,959
	International Banks and Institutions	97,789	87,858
	Non-subordinated Corporate Bonds	1,383,667	909,890
	Amounts payable for spot and forward purchases pending settlement	279,858	122,466
	Securities and foreign currency to be delivered under spot and forward sales pending settlement	42,752	235,574
	Financing received from Argentine financial institutions
	Interfinancing (received call)	44,000
	Other financing received from Argentine financial institutions	15,106	20,489
	Accrued interest payable	39
	Receivables from forward transactions without delivery of underlying asset	562,123
	Other	5,022,561	3,898,070
	Accrued interest, adjustments, foreign exchange and quoted price differences payable	76,553	65,406
		7,537,365	5,356,712

N.	OTHER LIABILITIES
	Dividends Payable	596,254
	Fees	25,721	12,196
	Other	2,028,484	1,859,148
		2,650,459	1,871,344

O.	PROVISIONS (Note 4.)	259,493	171,923

P.	SUBORDINATED CORPORATE BONDS	1,957,618	1,287,317

Q.	ITEMS PENDING ALLOCATION	21,039	6,966

	MINORITY INTERESTS IN SUBSIDIARIES	128,305	93,001

	TOTAL LIABILITIES	89,075,877	63,503,817

	SHAREHOLDERS' EQUITY	15,876,082	11,491,817

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		104,951,959	74,995,634

Jorge H. Brito
Chairperson

CONSOLIDATED BALANCE SHEETS

(Section 33, Law No. 19,550)

AS OF DECEMBER 31, 2015 AND 2014

(Translation of financial statements originally issued in Spanish -

See Note 26 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

	12/31/2015	12/31/2014

MEMORANDUM ACCOUNTS

DEBIT-BALANCE ACCOUNTS	241,010,767	99,719,828
Contingent	19,539,120	13,422,838
Guarantees received	17,998,080	12,934,170
Other not covered by debtors classification standards	60	126
Contingent debit-balance contra accounts	1,540,980	488,542
Control	214,365,689	80,804,064
Receivables classified as irrecoverable	1,641,179	1,386,465
Other	212,111,015	78,789,541
Control debit-balance contra accounts	613,495	628,058
Derivatives	6,703,049	5,125,002
Notional value of put options taken	11,821	8,759
Notional value of forward transactions without delivery of underlying asset	3,253,734	2,432,466
Derivatives debit-balance contra accounts	3,437,494	2,683,777
Trust activity	402,909	367,924
Trust funds	402,909	367,924

CREDIT-BALANCE ACCOUNTS	241,010,767	99,719,828
Contingent	19,539,120	13,422,838
Other guarantees provided covered by debtors classification standards	163,905	112,092
Other guarantees provided not covered by debtors classification standards	137,227	145,861
Other covered by debtors classification standards	1,227,180	219,559
Other not covered by debtors classification standards	12,668	11,030
Contingent credit-balance contra accounts	17,998,140	12,934,296
Control	214,365,689	80,804,064
Checks to be credited	613,495	628,058
Control credit-balance contra accounts	213,752,194	80,176,006
Derivatives	6,703,049	5,125,002
Notional value of call options sold	138,521	114,479
Notional value of forward transactions without delivery of underlying asset	3,298,973	2,569,298
Derivatives credit-balance contra account	3,265,555	2,441,225
Trust activity	402,909	367,924
Trust activity credit-balance contra accounts	402,909	367,924

The accompanying Notes 1 through 7 to the consolidated financial statements are an integral part of these financial statements, which are part of the stand-alone financial statements of Banco Macro SA and should be read together with them.

Jorge H. Brito
Chairperson

CONSOLIDATED STATEMENTS OF INCOME

AS OF DECEMBER 31, 2015 AND 2014

(Translation of financial statements originally issued in Spanish -

See Note 26 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

		12/31/2015	12/31/2014

A.	FINANCIAL INCOME
	Interest on cash and due from banks	155	127
	Interest on loans to the financial sector	87,991	64,293
	Interest on overdrafts	1,407,015	1,338,170
	Interest on documents	1,146,153	960,429
	Interest on mortgage loans	556,620	483,143
	Interest on pledge loans	385,022	274,287
	Interest on credit card loans	2,646,060	1,930,082
	Interest on financial leases	81,711	76,320
	Interest on other loans	8,811,767	6,272,353
	Net income from government and private securities	3,985,892	1,974,166
	Interest on other receivables from financial intermediation	4,105	3,455
	Income from guaranteed loans - Presidential Decree No. 1,387/01	25,077	40,201
	CER (Benchmark Stabilization Coefficient) adjustment	58,463	78,299
	CVS (Salary Variation Coefficient) adjustment	669	737
	Difference in quoted prices of gold and foreign currency	653,120	827,599
	Other	259,303	358,988
		20,109,123	14,682,649

B.	FINANCIAL EXPENSE
	Interest on checking accounts		533
	Interest on savings accounts	68,169	49,237
	Interest on time deposits	6,704,910	5,137,168
	Interest on interfinancing received loans (received call)	7,036	1,202
	Interest on other financing from financial institutions	1	17
	Interest on other liabilities from financial intermediation	96,022	91,733
	Interest on subordinated bonds	136,191	120,407
	Other interest	2,634	3,109
	CER adjustment	4,595	9,183
	Contribution to Deposit Guarantee Fund	418,437	151,048
	Other	1,404,660	1,018,924
		8,842,655	6,582,561

	GROSS INTERMEDIATION MARGIN - GAIN	11,266,468	8,100,088

C.	PROVISION FOR LOAN LOSSES	877,134	664,882

D.	SERVICE-CHARGE INCOME
	Related to lending transactions	124,559	92,101
	Related to deposits	3,561,203	2,798,967
	Other commissions	120,120	76,690
	Other	2,309,480	1,688,030
		6,115,362	4,655,788

Jorge H. Brito
Chairperson

CONSOLIDATED STATEMENTS OF INCOME

AS OF DECEMBER 31, 2015 AND 2014

(Translation of financial statements originally issued in Spanish -

See Note 26 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

		12/31/2015	12/31/2014

E.	SERVICE-CHARGE EXPENSE
	Commissions	410,588	288,053
	Other	1,304,245	927,706
		1,714,833	1,215,759

F.	ADMINISTRATIVE EXPENSES
	Personnel expenses	4,324,067	3,190,774
	Directors' and statutory auditors' fees	233,030	163,378
	Other professional fees	217,948	181,427
	Advertising and publicity	143,883	128,387
	Taxes	411,789	323,463
	Depreciation of bank premises and equipment	170,613	130,678
	Amortization of organization costs	150,619	122,704
	Other operating expenses	1,008,349	812,572
	Other	565,610	445,496
		7,225,908	5,498,879

	NET INCOME FROM FINANCIAL INTERMEDIATION - GAIN	7,563,955	5,376,356

G.	OTHER INCOME
	Income from long-term investments	33,692	49,635
	Penalty interest	72,770	60,801
	Recovered loans and allowances reversed	151,829	126,502
	CER adjustment	30	102
	Others	150,851	114,163
		409,172	351,203

H.	OTHER EXPENSE
	Penalty interest and charges payable to the Central Bank of Argentina	48	1,531
	Charges for other receivables uncollectibility and other allowances	185,714	42,731
	Depreciation and loss of other assets	3,748	3,196
	Goodwill amortization	14,052	14,052
	Other	240,122	200,840
		443,684	262,350

	MINORITY INTEREST IN SUBSIDIARIES	(35,359)	(23,492)

	NET INCOME BEFORE INCOME TAX - GAIN	7,494,084	5,441,717

I.	INCOME TAX	2,485,663	1,962,186

	NET INCOME FOR THE FISCAL YEAR - GAIN	5,008,421	3,479,531

The accompanying Notes 1 through 7 to the consolidated financial statements are an integral part of these financial statements, which are part of the stand-alone financial statements of Banco Macro SA and should be read together with them.

Jorge H. Brito
Chairperson

CONSOLIDATED STATEMENTS OF CASH FLOWS AND CASH EQUIVALENTS

AS OF DECEMBER 31, 2015 AND 2014

(Translation of financial statements originally issued in Spanish -

See Note 26 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

	12/31/2015	12/31/2014
CHANGES IN CASH AND CASH EQUIVALENTS (Note 1.5.)
Cash at the beginning of the fiscal year	18,193,305	13,512,271
Cash at the end of the fiscal year	22,672,977	18,193,305
Net increase in cash	4,479,672	4,681,034

CAUSES OF CHANGES IN CASH

Operating activities
Net collections / (payments) for:
Government and private securities	(1,381,114)	(4,804,248)
Loans
To the financial sector	74,468	215,323
To the non-financial government sector	(60,705)	152,978
To the non-financial private sector and foreign residents	(4,443,122)	5,594,127
Other receivables from financial intermediation	(241,524)	851,139
Receivables from financial leases	31,300	77,320
Deposits
From the financial sector	1,462	11,809
From the non-financial government sector	328,522	1,210,587
From the non-financial private sector and foreign residents	14,281,665	4,727,295
Other liabilities from financial intermediation
Financing facilities from the financial sector (received calls)	37,003	(1,298)
Others (except liabilities included under financing activities)	1,804,336	1,193,222
Collections related to service-charge income	6,114,393	4,652,186
Payments related to service-charge expenses	(1,689,901)	(1,174,403)
Administrative expenses paid	(6,780,651)	(5,091,123)
Payment of organization and development costs	(250,620)	(201,927)
Net collections from penalty interest	72,760	60,798
Differences from payments related to court orders	(5,677)	(4,938)
Collections of dividends from other companies	22,869	27,619
Other (payments) / collections related to other income and losses	56,516	17,527
Net payments from other operating activities	(1,087,999)	(1,410,131)
Payment of income tax	(2,330,121)	(1,623,725)
Net cash flows generated in operating activities	4,553,860	4,480,137

Jorge H. Brito
Chairperson

CONSOLIDATED STATEMENTS OF CASH FLOWS AND CASH EQUIVALENTS

AS OF DECEMBER 31, 2015 AND 2014

(Translation of financial statements originally issued in Spanish -

See Note 26 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

	12/31/2015	12/31/2014
Investing activities
Net payments for bank premises and equipment	(382,214)	(261,181)
Net payments for other assets	(601,266)	(394,756)
Collections from sales of investment in others companies		11,126
Net cash flows used in investing activities	(983,480)	(644,811)

Financing activities
Net collections / (payments) for:
Non-subordinated corporate bonds	(80,680)	(73,443)
Central Bank of Argentina:
Other	(4,835)	(6,343)
International Banks and Institutions	4,851	(247,742)
Subordinated corporate bonds	(167,819)	(121,994)
Financing received from Argentine financial institutions	(5,384)	(3,883)
Payment of dividends		(598,486)
Net cash flows used in financing activities	(253,867)	(1,051,891)

Financial income and holding gains on cash and cash equivalents	1,163,159	1,897,599

Net increase in cash	4,479,672	4,681,034

The accompanying Notes 1 through 7 to the consolidated financial statements are an integral part of these financial statements, which are part of the stand-alone financial statements of Banco Macro SA and should be read together with them.

Jorge H. Brito
Chairperson

CONSOLIDATED STATEMENTS OF DEBTORS BY SITUATION

AS OF DECEMBER 31, 2015 AND 2014

(Translation of financial statements originally issued in Spanish -

See Note 26 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

	12/31/2015	12/31/2014

COMMERCIAL

In normal situation	22,725,716	15,912,318
With Senior “A” guarantees and counter-guarantees	3,276,576	1,356,411
With Senior “B” guarantees and counter-guarantees	4,438,261	2,926,586
Without Senior guarantees or counter-guarantees	15,010,879	11,629,321

Subject to special monitoring	31,441	67,494
In observation
With Senior “B” guarantees and counter-guarantees	2,465	31,279
Without Senior guarantees or counter-guarantees	28,976	36,215

Troubled	48,167	86,085
With Senior “B” guarantees and counter-guarantees	39,735	26,506
Without Senior guarantees or counter-guarantees	8,432	59,579

With high risk of insolvency	248,685	244,230
With Senior “A” guarantees and counter-guarantees	2,788	1,206
With Senior “B” guarantees and counter-guarantees	133,476	152,521
Without Senior guarantees or counter-guarantees	112,421	90,503

Irrecoverable	108,845
Without Senior guarantees or counter-guarantees	108,845

Subtotal Commercial	23,162,854	16,310,127

Jorge H. Brito
Chairperson

CONSOLIDATED STATEMENTS OF DEBTORS BY SITUATION

AS OF DECEMBER 31, 2015 AND 2014

(Translation of financial statements originally issued in Spanish -

See Note 26 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

	12/31/2015	12/31/2014

CONSUMER

Performing	42,462,761	29,235,948
With Senior “A” guarantees and counter-guarantees	558,274	502,532
With Senior “B” guarantees and counter-guarantees	2,370,316	2,191,291
Without Senior guarantees or counter-guarantees	39,534,171	26,542,125

Low risk	449,008	354,005
With Senior “A” guarantees and counter-guarantees	1,701	861
With Senior “B” guarantees and counter-guarantees	19,309	21,543
Without Senior guarantees or counter-guarantees	427,998	331,601

Medium risk	273,825	241,046
With Senior “A” guarantees and counter-guarantees	47
With Senior “B” guarantees and counter-guarantees	9,784	8,764
Without Senior guarantees or counter-guarantees	263,994	232,282

High risk	247,828	216,629
With Senior “A” guarantees and counter-guarantees	805	1,595
With Senior “B” guarantees and counter-guarantees	13,879	13,546
Without Senior guarantees or counter-guarantees	233,144	201,488

Irrecoverable	82,833	102,307
With Senior “B” guarantees and counter-guarantees	13,925	9,218
Without Senior guarantees or counter-guarantees	68,908	93,089

Irrecoverable according to Central Bank's rules	462	204
Without Senior guarantees or counter-guarantees	462	204

Subtotal Consumer	43,516,717	30,150,139
Total	66,679,571	46,460,266

The accompanying Notes 1 through 7 to the consolidated financial statements are an integral part of these financial statements, which are part of the stand-alone financial statements of Banco Macro SA and should be read together with them.

Jorge H. Brito
Chairperson

CONSOLIDATED BALANCE SHEETS

(Section 33, Law No. 19,550)

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015

(Translation of financial statements originally issued in Spanish –

See Note 26 to the stand alone financial statements)

(Figures stated in thousands of pesos)

1.	SIGNIFICANT ACCOUNTING POLICIES AND SUBSIDIARIES

1.1.	Valuation and disclosure criteria:

According to the procedures provided by Central Bank rules - Communiqué “A” 2227, as supplemented - and Argentine Federation of Professionals Councils in Economic Sciences Technical Resolution No. 21, the Bank has consolidated line-by-line its balance sheets, the statements of income and cash flows and cash equivalents for the fiscal years ended December 31, 2015 and 2014, with the financial statements of the subsidiaries listed in Note 1.2., as of each respective date.

The financial statements of the Bank’s subsidiaries have been prepared based on methods similar to those applied by the Bank to prepare its own financial statements, with respect to assets and liabilities valuation and disclosure, income (loss) measurement and restatement procedures, as explained in Note 3. to the Bank’s stand-alone financial statements.

The receivables/payables and transactions between the companies were eliminated in the consolidation process.

1.2.	List of subsidiaries:

The table below shows the equity interests that Banco Macro SA holds in subsidiaries (percentage of equity interest and votes held directly or indirectly as of December 31, 2015):

	Banco Macro SA’s direct equity interest				Banco Macro SA’s direct and indirect equity interest
	Shares		Percentage of		Percentage of
Company	Type	Number	Capital stock	Possible votes	Capital stock	Possible votes

Banco del Tucumán SA	Common	395,341	89.932%	89.932%	89.932%	89.932%
Macro Bank Limited (a)	Common	39,816,899	99.999%	99.999%	99.999%	100.00%
Macro Securities SA (b) and (c)	Common	12,776,680	99.154%	99.154%	99.921%	99.932%
Macro Fiducia SA	Common	6,475,143	98.605%	98.605%	98.605%	98.605%
Macro Fondos SGFCI SA	Common	327,183	19.100%	19.100%	99.936%	100.00%

(a)	Consolidated with Sud Asesores (ROU) SA (voting rights: 100%, equity interest: 2,949).

(b)	Consolidated with Macro Fondos SGFCI SA (percentage of capital stock and votes 80.90%).

(c)	The indirect equity interest of Banco Macro SA comes from Macro Fiducia SA.

1.3.	Methods of incorporating foreign subsidiaries:

The financial statements of Macro Bank Limited were adapted to Central Bank rules. Also, as they are originally stated in US dollars, they were translated into pesos following the procedures indicated below:

a)	Assets and liabilities were converted at the reference exchange rate at the closing of transactions on the last business day as of the fiscal years ended December 31, 2015 and 2014.

b)	Figures related to the owners’ contributions (capital stock, additional paid-in capital and irrevocable capital contributions) were translated applying the effective exchange rates as of the date on which such contributions were paid in.

c)	Retained earnings were estimated by the difference between assets, liabilities and owners’ contributions, translated into pesos, as indicated above.

CONSOLIDATED BALANCE SHEETS

(Section 33, Law No. 19,550)

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015

(Translation of financial statements originally issued in Spanish –

See Note 26 to the stand alone financial statements)

(Figures stated in thousands of pesos)

d)	The amounts of the accounts in the statements of income for the fiscal years ended December 31, 2015 and 2014, were converted into pesos, as described in a). In both cases, the difference between the sum of the amounts thus obtained and lump-sum income (loss) for each fiscal year (difference between retained earnings at beginning of fiscal year and retained earnings at the fiscal year) was recorded in “Other income – Income from long-term investments” and “Financial income – Difference in quoted prices of gold and foreign currency” or “Financial expense – Difference in quoted prices of gold and foreign currency”, as the case may be, in the stand-alone and consolidated financial statements, respectively.

The main figures included in the consolidated financial statements arising from the figures of Macro Bank Limited (consolidated with Sud Asesores (ROU) SA) as of December 31, 2015, considering the translation process mentioned above are as follows:

	Macro Bank Limited
	In thousands of USD	In thousands of Ps.

Assets	219,847	2,859,107

Liabilities	174,053	2,263,554

Shareholders’ equity	45,794	595,553

1.4.	The table below shows total assets, liabilities, shareholders’ equity and income (loss) of Banco Macro SA and each of its subsidiaries as of December 31, 2015:

	Banco Macro SA	Banco del Tucumán SA	Macro Bank Limited (1)	Other subsidiaries (2)	Eliminations	Banco Macro SA (consolidated)

Assets	95,478,369	8,205,946	2,859,107	409,093	2,000,556	104,951,959

Liabilities	79,602,287	6,935,235	2,263,554	221,403	(53,398)	89,075,877

Shareholders’ equity	15,876,082	1,270,711	595,553	187,690	2,053,954	15,876,082

Income	5,008,421	350,123	219,323	79,364	648,810	5,008,421

(1)	Figures related to Macro Bank Limited consolidated with Sud Asesores (ROU) SA.

(2)	Figures related to the subsidiaries Macro Securities SA, (consolidated with Macro Fondos Sociedad Gerente de Fondos Comunes de Inversión SA) and Macro Fiducia SA.

CONSOLIDATED BALANCE SHEETS

(Section 33, Law No. 19,550)

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015

(Translation of financial statements originally issued in Spanish –

See Note 26 to the stand alone financial statements)

(Figures stated in thousands of pesos)

1.5.	Statement of cash flows and cash equivalents

The Bank and its subsidiaries consider “Cash and cash equivalents” to be the Cash account and Government and investments which mature less than three months since their date of acquisition/constitution, Below is a breakdown of the reconciliation of the “Cash” item in the consolidated statement of cash flows with the related consolidated balance sheets accounts:

	12/31/2015	12/31/2014

Cash	19,402,821	15,434,202

Government and private securities
Holdings booked at market value	997,435	769,679
Instruments issued by the Central Bank	2,018,994	1,809,774
Other receivables for financial intermediation
Other covered by debtor classification standards	253,727	179,650
Cash and cash equivalents	22,672,977	18,193,305

2.	RESTRICTED ASSETS

In addition, to the assets broken down in Note 8. to the stand-alone financial statements, certain assets are restricted as follows:

Item	12/31/2015	12/31/2014

2.1. Banco del Tucumán SA:
Government and Private securities
• Secured bonds in pesos under Presidential Decree No. 1579/2002, maturing in 2018, for the minimum amount required to perform as an Agent in the new categories provided by CNV General Resolution No. 622/2013	5,613	8,284
• Central Bank of Argentina Internal Bills in pesos, maturing in 2016 securing the operation through negotiation secured transaction Segment as the main counterparty of the MAE	747
Subtotal Government and Private securities	6,360	8,284

Other receivables from financial intermediation

• Special guarantee checking accounts opened in the Central Bank for transactions related to the electronic clearing houses and similar entities	172,659	115,291
Subtotal other receivables from financial intermediation	172,659	115,291

Other receivables
• Deposits mainly provided in guarantee for the credit card transaction and related to court deposits and MAEClear transactions	21,327	11,202
Subtotal other receivables	21,327	11,202
Total	200,346	134,777

CONSOLIDATED BALANCE SHEETS

(Section 33, Law No. 19,550)

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015

(Translation of financial statements originally issued in Spanish –

See Note 26 to the stand alone financial statements)

(Figures stated in thousands of pesos)

Item	12/31/2015	12/31/2014

2.2. Macro Securities SA:

Other receivables from financial intermediation

• Share of interest of the mutual fund Pionero Renta for the minimum amount required to perform as an Agent in the new categories provided by CNV General Resolution No. 622/2013	8,492	8,446
Subtotal other receivables from financial intermediation	8,492	8,446

Investments in other companies

• Other	1,453	1,453
Subtotal investments in other companies	1,453	1,453
Total	9,945	9,899

2.3. Macro Fiducia SA:

Government and private securities
• Federal secured bonds maturing 2018 for the minimum amount required to perform as an Agent in the new categories provided by CNV General Resolution No. 622/2013	3,352	4,421
Total	3,352	4,421

3.	TRANSACTIONS WITH RELATED PARTIES

In relation to the transactions performed by the Bank’s subsidiaries with parties related to Macro Group, as part of the ordinary course of business, and in addition to those described in Note 9. to the stand-alone financial statements, the consolidated financial statements as of December 31, 2015 and 2014, include assets amounted to 38,248 and 28,034, generated by Loans and other receivables from financial intermediation; liabilities amounted to 870,564 and 800,135 generated by Deposits; and memorandum accounts amounted to 2,089,274 and 1,272,193, mainly generated by Items in custody, respectively.

Additionally, as of December 31, 2015 and 2014, net income generated by those transactions amounted to 12,380 and 503, respectively.

Lastly, the balances as of those dates for transactions between Macro Group companies amounted to 798 and 527, respectively. Net income from those transactions for fiscal years ended December 31, 2015 and 2014 amount to 4 and 8, respectively. Both balances and income were eliminated in the consolidation process.

4.	CHANGES IN ALLOWANCES AND PROVISIONS

The following are the changes in the Bank’s allowances and provisions consolidated with its subsidiaries as of December 31, 2015:

CONSOLIDATED BALANCE SHEETS

(Section 33, Law No. 19,550)

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015

(Translation of financial statements originally issued in Spanish –

See Note 26 to the stand alone financial statements)

(Figures stated in thousands of pesos)

	Balances at beginning of fiscal		Decreases		Balances at end of the
Breakdown	year	Increases	Charge off	Reversals	fiscal year
Allowances

For loans	1,186,044	1,057,228	735,341	11,967	1,495,964

For other receivables from financial intermediation	235,755	14,568	4,871	2,424	243,028

For receivables from financial leases	4,459	952	34	25	5,352

For interests in other companies	1,506	252	163		1,595

For other receivables	5,383	2,133	2,760	160	4,596

Total	1,433,147	1,075,133	743,169	14,576	1,750,535

For contingent commitments	2,264	4,339		13	6,590

For other contingencies	138,604	163,448	105,542	4	196,506

For differences from court deposits dollarization	31,055	16,235		2,645	44,645

For administrative, disciplinary and criminal sanctions		14,152	2,400		11,752

Total	171,923	198,174	107,942	2,662	259,493

5.	DERIVATIVE FINANCIAL INSTRUMENTS

Below is a breakdown of the volumes, in absolute values, by type of derivative financial instrument involved in the transactions between the Bank and its subsidiaries, which are effective as of December 31, 2015 and 2014:

Type of contract / underlying asset	12/31/2015	12/31/2014

Futures / foreign currency	3,447,291	3,107,509
Repo transactions / Federal Government Securities	5,497	176,522
Forward contracts / foreign currency	3,105,416	1,894,255
Options / Other	150,342	123,238

Additionally, positions of transactions effective as of December 31, 2015 and 2014 are as follows:

Transaction	12/31/2015	12/31/2014

Net position of repurchase agreements	(1,403)	(176,522)
Net asset position of forward transactions without delivery of the underlying asset	(45,239)	(136,832)
Position of put options taken	11,821	8,759
Position of call options sold	(138,521)	(114,479)

CONSOLIDATED BALANCE SHEETS

(Section 33, Law No. 19,550)

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015

(Translation of financial statements originally issued in Spanish –

See Note 26 to the stand alone financial statements)

(Figures stated in thousands of pesos)

6.	PORTFOLIO MANAGEMENT

In addition to what was mentioned in Note 13. to the Bank’s stand-alone financial statements, as of December 31, 2015 and 2014, Banco del Tucumán SA manages the following portfolios:

	Managed portfolio as of
Item	12/31/2015	12/31/2014
• On December 31, 2008, Banco del Tucumán SA and Macro Fiducia SA entered into a management and custody agreement regarding the “BATUC 1” trust loan portfolio.	15,329	15,910
• Other managed portfolios.	23,750	22,929
Total	39,079	38,839

7.	TRUST AGREEMENTS

In addition to what was mentioned in Note 16. to the Bank’s stand-alone financial statements, the subsidiaries have the following trust agreements as of December 31, 2015 and 2014:

7.1.	Financial trusts for investment purposes

Financial trust	12/31/2015	12/31/2014
Certificates of participation	2,257	8,981
Debt securities	15,094	2,843
Total	17,351	11,824

7.2.	Trusts created using financial assets transferred by the Bank’s subsidiaries.

In addition to what has been mentioned in Note 16.2., to the stand-alone financial statements, which includes the trusts created with financial assets transferred by Banco Macro SA, subsidiary Banco del Tucumán SA transferred financial assets (loans) to trusts for the purpose of issuing and selling securities, the collection of which is guaranteed by the cash flow resulting from such assets or group of assets. This way, the funds originally used to finance loans are recovered earlier, increasing the entities lending capacity.

As of December 31, 2015 and 2014, considering the latest available accounting information as of the date of the financial statements, the trusts’ assets managed by the trustors of these types of trusts amount to 182 and 150, respectively.

7.3.	Trusts in which the Bank’s subsidiaries act as trustees (management).

As mentioned in Note 16.4. to the stand-alone financial statements, and in addition to those included in that Note, in these trusts the Bank, through Macro Fiducia SA (subsidiary) only carries out administrative duties regarding the corpus assets, in accordance with the agreements.

As of December 31, 2015 and 2014, considering the latest available accounting information as of the date of the financial statements, the trusts’ assets managed through Macro Fiducia SA (subsidiary) of these types of trusts amount to 408,671 and 318,961, respectively.

Jorge H. Brito
Chairperson

EARNING DISTRIBUTION PROPOSAL

FOR THE FISCAL YEAR

ENDED DECEMBER 31, 2015

(Translation of financial statements originally issued in Spanish -

See Note 26 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

UNAPPROPRIATED RETAINED EARNINGS (1)	12,202,508

To legal reserve (20% of 5,008,421)	(1,001,684)

SUBTOTAL 1	11,200,824

To the reserve under Central Bank rules - Special for subordinated corporate bonds (2)	(190,198)

Adjustment (Point 2.1 of "earning distribution") (3)	(31,020)

SUBTOTAL 2	10,979,606

DISTRIBUTABLE AMOUNT (4)	1,431,551

(1)	Includes voluntary reserve for future distribution of earnings amounted to 7,069,019
(2)	See Note 24.b).
(3)	See Note 24.d).
(4)	Relates to the lower amount between SUBTOTAL 2 and that arising form calculating the excess of computable capital over required minimum capital as of December 31, 2015, also considering the restrictions further described in Note 24. as established by Central Bank rules regarding "earnings distribution".
The Board of Directors has decided to postpone until the meeting considering the Annual Report for the fiscal year ended December 31, 2015, the retained earnings distribution proposal that will be submitted to the Shareholders´ Meeting consideration.

Jorge H. Brito
Chairperson

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: March 11, 2016

MACRO BANK INC.

By:	/s/ Luis Cerolini
Name: Luis Cerolini
Title: Director